Exhibit 99.3

Annual Meeting of Shareholders
Wednesday, May 8, 2024

Nutrien

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Message from our chair

Russell Girling Chair of the Board

Dear Shareholder:

On behalf of the board of directors and management of Nutrien Ltd. (Nutrien or the Corporation), it is our pleasure to invite you to the annual meeting of shareholders of Nutrien, which will be held on May 8, 2024 at 3:30 p.m. (Saskatoon time). The annual meeting will be held virtually via live online webcast at https://web.lumiagm.com/#/442829491 (password: nutrien2024). During the meeting, shareholders participating virtually will still be able to make motions, raise points of order, submit questions and vote their shares. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and we encourage shareholders to continue to vote in advance of the annual meeting by proxy.

The accompanying notice of annual meeting of shareholders and management proxy circular contains detailed instructions about how to participate virtually at the meeting and a description of the items of business to be considered at the meeting. The circular also provides information on our approach to executive compensation, our corporate governance practices and our environmental, social and governance strategy. The contents and the dissemination of this circular have been approved by the board of directors of the Corporation.

Your participation at the meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you, or by voting at the virtual meeting. Following the formal portion of the meeting, management will provide a business update and shareholders will have an opportunity to ask questions.

Many of our public documents, including our 2023 Annual Report, are available on our website under “Investors” at www.nutrien.com. We encourage you to visit our website for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, you can use the “email alerts” subscribe feature on the Corporation’s website. Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov/edgar.shtml.

Nutrien Annual Meeting of Shareholders May 8, 2024 3:30 p.m. (Saskatoon time) Online webcast https://web.lumiagm.com/#/442829491 (password: nutrien2024).	We thank you for your continued support of Nutrien and look forward to having you join us at the meeting. Yours sincerely,
Russell Girling Chair of the Board March 20, 2024

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

What’s inside

01 Letter to shareholders	03 Proxy summary	06 Notice of meeting

10 Voting information	19 Business of the meeting	21 Board of directors and corporate governance

56 Executive compensation	87 General information	A1 Schedule A – Summary of Nutrien long-term incentive plans

B1 Schedule B – Summary of Agrium legacy long-term incentive plans	C1 Schedule C – Summary of Potashcorp legacy long-term incentive plans	D1 Schedule D – Board orientation and continuing education

Shareholder voting matters and recommendations from the board

Voting Matter	Voting Matter	Voting Matter

Election of 12 Directors BOARD VOTE RECOMMENDATION FOR MORE INFORMATION SEE PAGE 19	Re-Appointment of KPMG LLP as Auditors BOARD VOTE RECOMMENDATION FOR MORE INFORMATION SEE PAGE 19	Approach to Executive Compensation (Non-Binding Advisory) BOARD VOTE RECOMMENDATION FOR MORE INFORMATION SEE PAGE 20

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Nutrien proxy summary

Board of directors highlights

10 of 12

Of our director nominees are independent

100%

Attendance at all 2023

committee meetings

0

Director nominees sit together on the

board of any other public company

33%

Directors identify

as a woman

8%

Directors identify

as Aboriginal peoples

4

New directors

since 2020

3x

The board annual retainer (for director equity ownership requirements)

8%

Directors identify as a member

of a visible minority

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Our director nominees

Name (Age)	Top 3 Key Skills and Experiences	Director Since	Position	Other Public Boards	Meets Equity Ownership Requirement	% (number) for votes for 2023(1)

Christopher M. Burley (62)	• Finance/Audit & Risk • Mergers & Acquisitions • Strategy	2018	Independent	None		95.86% (348,380,585)

Maura J. Clark (65)	• Finance/Audit & Risk • Mergers & Acquisitions • International Business	2018	Independent	Newmont Corporation, Fortis Inc.		95.57% (347,308,674)

Russell K. Girling (61)	• Mining & Exploration; Energy • Distribution • Public Policy & External Relations	2018	Independent	Suncor Energy Inc.		93.30% (339,073,688)

Michael J. Hennigan (64)	• Senior Leadership • Strategy • Mining & Exploration; Energy	2022	Independent	Marathon Petroleum Corporation, MPLX GP LLC		91.15% (331,275,929)

Miranda C. Hubbs (57)	• Finance/Audit & Risk • Mergers & Acquisitions • Sustainability	2018	Independent	Imperial Oil Limited		95.80% (348,171,395)

Raj S. Kushwaha (56)	• Mergers & Acquisitions • Innovation/ Technology & Security • Human Resources	2021	Independent	None		95.56% (347,302,656)

Julie A. Lagacy (57)	• Senior Leadership • Strategy • Innovation/Technology & Security (including Cybersecurity Oversight)	Not applicable(2)	Independent	Vistra Corp.	Not applicable(2)	Not applicable(2)

Consuelo E. Madere (63)	• Agri-Business • International Business • Retail Business	2018	Independent	Lindsay Corporation		95.53% (347,179,341)

Keith G. Martell (61)	• Finance/Audit & Risk • Public Policy & External Relations • Human Resources	2018	Non- Independent(3)	Toronto-Dominion Bank		96.03% (349,014,623)

Aaron W. Regent (58)	• Mining & Exploration; Energy • Finance/Audit & Risk • International Business	2018	Independent	The Bank of Nova Scotia		94.45% (343,255,829)

Ken A. Seitz (54)	• International Business • Strategy • Mining & Exploration; Energy	2022	Non- Independent	None		99.66% (362,209,277)

Nelson L. C. Silva (68)	• International Business • Mining & Exploration; Energy • Distribution	2020	Independent	Compass Group PLC		95.78% (348,104,803)

Notes:

1	A total of 386,934,211 common shares, representing 77.42% of common shares outstanding were represented at the 2023 annual meeting of shareholders of Nutrien.
2	Ms. Lagacy will be nominated for election for the first time at the meeting.
3

Effective January 1, 2023, due to a technical deeming rule Mr. Martell was rendered non-independent under applicable Canadian securities laws for the purposes of serving on the Corporation’s Audit Committee. See page 37 for more information.

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2023 Year in review

40% Increase in annual potash ore tonnes cut using autonomous mining technology	2 Million Sustainably engaged acres with whole-acre solutions that support sustainable and productive agriculture	$5.1B Cash Provided by Operating Activities in 2023	$2.1B Returned to shareholders through share repurchases and dividends in 2023

Key sustainability highlights

SHE Summit

Nutrien’s quarterly SHE Summit webcasts invite all our employees and contractors to come together to showcase SHE initiatives and successes across the organization, and inspire attendees to uphold Nutrien’s Culture of Care.

Cybersecurity

Under the oversight of the Safety and Sustainability Committee, management has adopted systems and structures for assessing, identifying and managing material risks from cybersecurity threats.

Governance Leader

Our board is comprised of four standing committees, each with their own specific mandate and workplan, focused on driving the Corporation’s risk management, health, safety and governance policies.

Transparency

Our Global Sustainability Report published on March 7, 2024 provides our stakeholders with a comprehensive, clear and comparable view of our sustainability performance and strategy including time-based, measurable Scope 1 and Scope 2 GHG emissions intensity reduction climate goals. Our Global Sustainability Report (including climate disclosures) is aligned with leading sustainability reporting standards including the Sustainability Accounting Standards Board Standards and recommendations from the Task Force on Climate-related Financial Disclosures, which now form part of the IFRS Foundation’s International Sustainability Standards Board. In addition, our disclosures are informed by the Global Reporting Initiative Standards and the World Business Council for Sustainable Development ESG Disclosure Handbook.

Our Approach to Indigenous Relations

Our Safety and Sustainability Committee and Human Resources & Compensation Committee have dual oversight over of our Indigenous strategy as it pertains to matters within their mandates. With a large operating base in Canada, we strive to engage early, often and authentically with Indigenous individuals and communities aiming for a positive impact on our own workforce, industry, communities and society. We aim to build relationships and invest in Indigenous communities in ways that advance mutual understanding and promote cultural awareness and economic reconciliation through education and training, community donations, scholarships and engagement with Indigenous contractors and businesses. For more information, please see our Global Sustainability Report.

Executive compensation

Say on Pay and Shareholder Engagement Policy

Nutrien’s focus on shareholder engagement in relation to executive compensation cumulated in an approval of over 95% of votes cast at the Corporation’s 2023 annual meeting of shareholders.

Best Practices Adopted by Nutrien

•  Provide shareholders an annual “Say on Pay” vote

•  Use peer groups to establish appropriate compensation benchmarks for granting long-term incentive awards

•  Director and executive leadership equity ownership requirements

•  Recoupment policy and supplemental recoupment policy

•  Double trigger change in control provisions requiring both a change in control and termination of the executive

•  Anti-hedging policy that applies to directors and officers

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Notice of meeting

You are receiving this management proxy circular because you owned Nutrien Ltd. shares as of the close of business on March 20, 2024 (the “record date”) and are therefore entitled to vote at our annual general meeting.

Management is soliciting your proxy for the annual meeting to be held on May 8, 2024.

This document tells you about the meeting, governance, executive compensation, other information and shareholder proposals at Nutrien. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 20, 2024.

Virtual format

This year, shareholders will be able to participate in our annual meeting virtually via live online webcast at https://web.lumiagm.com/#/442829491 (password: nutrien2024). Shareholders participating virtually will be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting virtually as guests, but guests will not be able to vote or submit questions at the meeting.

If shareholders (or their proxyholders) encounter any difficulties accessing the meeting during the check-in, they may attend the meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong internet connection if they intend to attend and/or participate in the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. Technical support can also be accessed at: support-ca@lumiglobal.com.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to Computershare Investor Services Inc. (Computershare), Attention: Proxy Department, 100

University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or via internet at www.investorvote.com, no later than 3:30 p.m. (Saskatoon time) on May 6, 2024 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The annual meeting of shareholders of Nutrien Ltd. will be held:

Virtually via live online webcast at:

https://web.lumiagm.com/#/442829491

(password: nutrien2024)

When:

Wednesday, May 8, 2024

3:30 p.m. (Saskatoon time)

Items of Business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1. Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2023;

2. Elect the directors;

3. Re-appoint the auditor for the 2024 financial year;

4. Vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5. Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on their voting instruction form (including a non-registered shareholder who wishes to appoint themselves as

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proxyholder)) must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form. If your proxyholder will be attending the meeting virtually, these instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote virtually at the meeting or appoint a third-party as their proxyholder.

Notice and access

We are using “notice and access” to deliver our meeting materials. Accordingly, this notice of meeting and the accompanying management proxy circular, and our audited annual financial statements for the financial year ended December 31, 2023, along with the related management discussion and analysis, have been posted on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. You will still receive a physical copy of the form of proxy if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder in the mail so that you can vote your shares. However, you will not receive a physical copy of the circular. Instead, you will receive a notice explaining how to electronically access the circular, and instructions to request a physical copy.

Questions

If you have any questions or need assistance to vote, please contact Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or text and call enabled at 1-437-561-5024 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, K.C.

Corporate Secretary

March 20, 2024

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Management proxy circular

This circular, dated March 20, 2024, solicits proxies by or on behalf of management of Nutrien Ltd. for use at the annual meeting of shareholders to be held on Wednesday, May 8, 2024 at 3:30 p.m. (Saskatoon time), or any adjournment or postponement of the meeting, for the purposes set forth in the accompanying notice of meeting. The meeting will be held virtually via live online webcast at https://web.lumiagm.com/#/442829491 (password: nutrien2024). A summary of the information shareholders will need to attend the meeting online is provided below.

In this circular, unless the context requires otherwise, reference to the following terms shall have the meanings ascribed below:

Terminology	Definition

Agrium	Agrium Inc., one of Nutrien’s legacy entities which has changed its name to Nutrien (Canada) Holdings ULC

Carbon offsets and insets	Carbon offsetting is a way for entities to reduce their carbon footprint by paying another entity to reduce their emissions. Carbon insetting (also referred to as “GHG outcomes”) refers to the actions taken by an organization to reduce emissions within its own supply chain

circular	This management proxy circular, including the schedules to this circular

common shares	Common shares of Nutrien

meeting or 2024 annual meeting	The annual meeting of shareholders of Nutrien to be held on Wednesday, May 8, 2024, or any adjournment or postponement of the meeting

notice of meeting	The notice sent to shareholders of Nutrien showing the date and time of the meeting. The link to this circular and other meeting materials posted on SEDAR+ at www.sedarplus.ca and at www.nutrien.com/investors/notice-and-access

Nutrien, the Corporation, we, us or our	Nutrien Ltd.

NYSE	New York Stock Exchange

PotashCorp	The Potash Corporation of Saskatchewan Inc., one of Nutrien’s legacy entities

Shareholders or you	The holders of common shares of Nutrien

sustainably engaged acres	Acres participating in programs that track field level data which can be analyzed for sustainability metrics and/or acres participating in sustainable agriproducts programs that incentivize growers to adopt additional sustainable practices and products resulting in quantifiable, incremental benefits which may be verified and used for reporting purposes

TSX	Toronto Stock Exchange

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Section one: Voting information

Voting shares

Who can vote

You are entitled to one vote per common share held on March 20, 2024, the record date.

Outstanding common shares

There were 494,583,497 common shares outstanding on March 20, 2024, the record date.

Principal shareholders

As of the record date, to the knowledge of Nutrien’s directors and executive officers, there are no shareholders that beneficially own, control, or direct, directly or indirectly, common shares carrying more than 10  percent of the votes attached to the common shares that may be voted at the meeting.

Quorum

A quorum for the transaction of business at the meeting is two shareholders present including by duly appointed proxy, together holding or representing not less than 33 percent of the votes attached to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter, as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place, but shareholders may not transact any other business.

Notice and access

As permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2023 audited consolidated annual financial statements and related management’s discussion and analysis, to both our non-registered (beneficial) shareholders and registered shareholders. This means that our meeting materials are posted online for shareholders to access, instead of being mailed to shareholders. Notice and access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption.

You will receive a package in the mail which will include a form of proxy or voting instruction form, with instructions on how to vote your common shares and access the meeting materials electronically.

You may also request a paper copy of the meeting materials at no cost to you at any time prior to the meeting by contacting our transfer agent, Computershare (in the case of registered shareholders), by phone at 1-866-962-0498 (toll-free within Canada and the U.S.) or 514-982-8716 (outside Canada and the U.S.) or Broadridge Investor Communications Solutions (in the case of non- registered (beneficial) shareholders) by going to www.proxyvote.com or by phone at 1-877-907-7643 (toll-free within Canada and the U.S.) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the U.S.). If you are a registered shareholder and have previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials, you may revoke your instructions by calling Computershare at the number above. Beneficial shareholders should contact their intermediary to change their instructions.

If you request a paper copy of the meeting materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your common shares.

See “Other Information – Additional Information” if you would like to access the meeting materials and other information electronically or at any time after the meeting.

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Voting instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 3:30 P.M. (SASKATOON TIME) ON MONDAY, MAY 6, 2024.

In order to ensure that your proxy is received in time for Nutrien’s annual meeting of shareholders to be held on Wednesday, May 8, 2024, we recommend that you vote in the following ways:

Voting Method	Internet	Telephone	Mail

Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

Complete, sign and date your voting instruction form and return it in the envelope provided.

Registered Shareholders If your shares are held in your name and represented by a physical certificate or Direct Registration System advice.	Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number, which is on your proxy form.	Call 1-888-732-VOTE (8683) from a touch-tone phone and follow the voice instructions. You will need your 15-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.	Complete, sign and date your proxy form and return it to Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves)) to represent them at the meeting MUST submit their form of proxy or voting instruction form, appointing that proxyholder.

If your proxyholder will be attending the meeting virtually you MUST also register that proxyholder by visiting http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 6, 2024 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting. See “Voting by Proxy” for additional information on registering proxyholders.

Attending the meeting virtually

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at our annual meeting online webcast at https://web.lumiagm.com/#/442829491 (password: nutrien2024). Such persons may enter the meeting by clicking “I have a username” and entering a valid control number (which acts as the username), or in the case of duly appointed proxyholders their provided username, and the password: nutrien2024 (case sensitive) before the start of the meeting. Registered shareholders or their duly appointed proxies may and are encouraged to submit questions while connected to the meeting on the internet. If you wish to submit a comment or question, you may do so by logging into the virtual meeting platform, selecting the messaging icon, typing your comment or question within the box at the top of the screen and clicking the send button. Comments or questions can be submitted

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commencing at the start of the meeting. We will announce when there is a short time remaining for the submission of any comments or questions in connection with each formal motion. This is consistent with the Corporation’s practice at its last four annual meetings of shareholders, all held virtually including the messaging functionality, which is continuously monitored during the course of the meeting by the chair and other Corporation personnel present to ensure that all comments and questions are addressed. Comments or questions will be read aloud before being addressed, and the name of the submitting shareholder or proxy holder may be disclosed. Comments or questions that are redundant or that have inappropriate language or are otherwise unduly disruptive to the orderly conduct of the meeting will not be addressed, and questions that are not part of the formal discussion of the meeting’s items of business may not be addressed. In each previous annual meeting of shareholders held virtually, all comments made or questions posed, have been read aloud and addressed. We expect to have sufficient time for all comments or questions at the meeting. In the unlikely event that this was not the case, we will communicate with you after the meeting if you have provided your contact information or may choose to post responses on our Investor Relations website at www.nutrien.com/investors. Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder, can login to the meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the meeting, but will not be able to ask questions or vote at the meeting. See “How to Vote” for additional information on voting at the meeting and “Voting by Proxy” for additional information on appointing yourself as a proxyholder and registering with Computershare.

If you attend the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the meeting. The meeting will begin promptly at 3:30 p.m. (Saskatoon time) on May 8, 2024, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the meeting, at 2:30 p.m. (Saskatoon time). You should allow ample time for online check-in procedures. Should you have any questions or require assistance, please contact Lumi at support-ca@lumiglobal.com. Technical support will only be available once online check-in begins, one hour prior to the meeting, at 2:30 p.m. (Saskatoon time).

How to vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote online at the meeting or you can appoint someone to attend the meeting online and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-registered (beneficial) shareholders	Registered shareholders

Are you a registered or beneficial shareholder?	Your intermediary has sent you a notice and access notice and voting instruction form. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a notice and access notice and proxy form. A proxy is a document that authorizes someone else to attend the meeting online and vote for you.

If you want to attend the meeting virtually and vote online

If you wish to vote at the meeting online, you have to appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder and must follow all of the applicable instructions, including the deadline, provided by your intermediary.

If you do not duly appoint yourself as proxyholder then you will not be able to ask questions or vote at the meeting, but will be able to attend the meeting online as a guest. This is because we and our transfer agent, Computershare, do not have a record of the non-registered shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder. Guests will be able to listen to the meeting, but will not be able to vote or submit questions at the meeting.

Do not complete the proxy form or return it to us. Simply login to the meeting and complete a ballot online during the meeting.

The control number located on the proxy form or in the email notification you received is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting.

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	Non-registered (beneficial) shareholders	Registered shareholders

Computershare will provide you with a control number that will act as your online username and sign-in credentials by email after the proxy voting deadline has passed and you have been duly appointed. You must register with Computershare by visiting https://www.computershare.com /Nutrien by 3:30 p.m. (Saskatoon time) on May 6, 2024 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare your contact information so that Computershare may provide you with a control number via email after the proxy voting deadline has passed. This control number is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing yourself as proxyholder and registering with Computershare.

If you do not plan to attend the meeting virtually

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the voting instruction form such proxyholder will only be able to attend the meeting virtually, you must submit your voting instruction form appointing that proxyholder. You must register that proxyholder by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 6, 2024 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

You can either mark your voting instructions on the proxy form and return it to Computershare using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the proxy form and such proxyholder will be attending the meeting virtually, you must submit your proxy form appointing that proxyholder. You must register that proxyholder by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 6, 2024 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

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	Non-registered (beneficial) shareholders	Registered shareholders

Returning the proxy form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary no later than the proxy deadline, which is 3:30 p.m. (Saskatoon time) on Monday, May 6, 2024.

The proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, no later than the proxy deadline which is 3:30 p.m. (Saskatoon time) on Monday, May 6, 2024.

You may return your proxy in one of the following ways by:

•  Mail, the envelope provided;

•  Internet, www.investorvote.com
(follow the instructions online); or

•  Telephone, 1-866-732-VOTE (8683)
(in Canada and the U.S.) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting virtually and vote online, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•  our Corporate Secretary, by depositing an instrument in writing at our registered head office at the following address any time up to and including the last day (excluding Saturdays, Sundays and holidays) before the meeting:

Nutrien Ltd.
Suite 1700, 211-19th Street East,
Saskatoon, SK, Canada, S7K 5R6

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

•  the chair of the meeting, before the meeting starts or any adjourned or postponed meeting reconvenes.

The instrument in writing can be from you or your attorney, if he or she has your written authorization. If the common shares are owned by a corporation, partnership, trust or other legal entity the instrument in writing must be from its authorized officer, representative or attorney. You can also revoke your proxy in any other way permitted by law.

If you login to the meeting online using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot.

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Questions

If you have any questions or need help voting, please contact Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or text and call enabled at 1-437-561-5024 outside North America, or by email at contactus@kingsdaleadvisors.com.

Proxies

Persons making the solicitation

This solicitation is made on behalf of management of the Corporation. In addition to soliciting proxies by this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting and preparing the notice and access notice, the notice of meeting, this circular and the proxy, as well as mailing the notice and access notice and the form of proxy or voting instruction forms will be paid by us. All applicable meeting related materials sent to beneficial holders will be indirectly forwarded to non-registered (beneficial) shareholders at the Corporation’s cost.

Voting by proxy

The persons named in the proxy are directors and/or executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting (third-party proxyholder). If you appoint a third-party proxyholder, please make them aware that they must attend the meeting online for your vote to count.

The following applies to shareholders who wish to appoint a third-party proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder, to attend, participate and vote at the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting virtually MUST submit their form of proxy or voting instruction form (as applicable), appointing that third-party proxyholder AND register that third-party proxyholder online, as described below. Registering your third-party proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials and is required for them to vote at the meeting.

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Step 1 | Submit your form of proxy or voting instruction form

To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

Step 2 | Register your proxyholder

To register a third-party proxyholder, shareholders must visit http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 6, 2024, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the meeting and will only be able to participate as a guest virtually at the meeting online.

If you are a non-registered (beneficial) shareholder and wish to vote at the meeting virtually, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder online, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered (beneficial) shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare by email at uslegalproxy@compuershare.com or by mail to: Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Submissions must be labeled “Legal Proxy” and received no later than the voting deadline of 3:30 p.m. (Saskatoon time) on May 6, 2024, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting virtually, or if permitted, appoint a third-party as their proxy holder

MUST be made by visiting http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 6, 2024 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email no later than 3:30 p.m. (Saskatoon time) on May 6, 2024 so that Computershare may provide the holder of legal proxy a username via email that will act as their online sign-in credentials. Without a username the legal proxy holder will only be able to log in to the meeting virtually as a guest and will not be able to vote.

Depositing proxies

If you want to vote by proxy you must ensure that your proxy is deposited so that it arrives by 3:30 p.m. (Saskatoon time) on Monday, May 6, 2024 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The non-registered (beneficial) shareholders who do not object to their name being made known to the Corporation may be contacted by our proxy solicitors to assist in conveniently voting their common shares directly by telephone. Nutrien may also utilize the Broadridge QuickVoteTM service to assist such shareholders with voting their common shares.

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Exercise of discretion by proxyholder

The persons named in the proxy must vote FOR or AGAINST, or WITHHOLD from voting, in accordance with your instructions on the proxy. If you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly.

The persons named in the proxy have authority to vote in accordance with their discretion on any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting, to the extent permitted by law, whether or not the amendment, variation or other matter is routine and whether or not the amendment, variation or other matter is contested.

As of the date of this circular, the Corporation does not know of any such amendment, variation or other matter.

If you appoint the proxyholders named in the proxy, but do not tell them how you want to vote your common shares, your common shares will be voted:

•	FOR electing each director nominee listed in this circular;

•	FOR re-appointment of KPMG LLP, chartered accountants, as auditor of the Corporation; and

•	FOR the non-binding advisory vote on our approach to executive compensation.

About | Our shareholder advisory and proxy solicitation agent

Kingsdale Advisors has been retained to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Nutrien. Kingsdale Advisors will receive a fixed fee of CAD$35,000, plus disbursements and a telephone call fee from the Corporation for its solicitation services. Shareholders can contact Kingsdale Advisors either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at +1 (866) 581-0507 or collect call outside North America at +1 (416) 867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Other information

Additional information

Financial and other information about the Corporation is available under Nutrien’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml. Certain information is also available on our website at www.nutrien.com.

In addition, any shareholder who would like to receive a copy of this circular, our 2023 annual report or our 2023 Global Sustainability Report may do so free of charge by contacting our registered head office at the following address:

Nutrien Ltd.

Suite 1700, 211- 19th Street East

Saskatoon, SK, Canada, S7K 5R6

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

Any documents referred to in this circular, and any information or documents available on SEDAR+, EDGAR or any other website including our own, are not incorporated by reference into this circular unless otherwise specified.

Receiving documents electronically

Non-registered shareholders are asked to consider signing up for electronic delivery (e-delivery) of the meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Currency

All references to $, U.S.$ or other dollar amounts are to U.S. dollars unless otherwise specified. All references to CAD$ are to Canadian dollars.

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Date of information

The information contained in this circular is given as of March 20, 2024, unless otherwise specified.

Non-GAAP financial measures

In this circular, we use certain financial measures and ratios (non-GAAP financial measures and non-GAAP ratios) that are not prescribed by, and do not have standardized meaning under, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Certain financial measures used in this circular, including “adjusted EBITDA”, “adjusted net earnings per share”, “adjusted cash from operations”, “retail cash operating coverage ratio”, “cash selling, general and administrative expenses (excluding Retail)”, “return on invested capital (ROIC)”, “potash controllable cash cost of product manufactured per tonne”, and “retail cash conversion cycle” are non-GAAP financial measures or non-GAAP ratios. Please see “Non-GAAP Financial Measures Advisory” on page 89 for more information about these measures and why they are used.

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Section two: Business of the meeting

Election of directors

There are 12 positions available on the board for a one-year term ending at the next annual meeting and 12 nominees listed in this circular. Shareholders can vote FOR or AGAINST each individual nominee.

If there is only one nominee for each position available on the board, a nominee will be elected only if the numbers of votes cast in the nominee’s favour represents a majority of the votes cast FOR and AGAINST them, subject to certain exceptions described below. If there are more nominees than positions available on the board, the nominees receiving the highest number of votes FOR will be elected until all such positions have been filled.

If a nominee that is an incumbent director does not receive a majority of votes in their favour and positions remain available on the board, the nominee will be permitted to remain as a director until the earlier of the 90th day after the day of the election, and the day on which their successor is appointed or elected. In addition, elected directors may also reappoint such an incumbent director even if they do not receive majority support in the most recent election in certain instances
specified in the Canada Business Corporations Act.	See “Section Three: Board of Directors and Corporate Governance” for information about our nominees.

The board unanimously recommends that shareholders vote FOR the election of each director nominee listed in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the election of all of such directors.

Financial statements

Our 2023 audited consolidated financial statements and the auditor’s report on those financial statements will be placed before the meeting.

As permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2023 audited consolidated annual financial statements and the auditor’s report thereto. Instead of receiving a paper copy of the 2023 audited consolidated financial statements in the mail, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy. The 2023 audited consolidated financial statements and the auditor’s report on those financial statements are available on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may request to receive paper copies at no charge by following the instructions on the notice and access notice.

Re-appointment of auditor

KPMG LLP has acted as Nutrien’s sole external auditor since the Corporation’s 2018 annual meeting of shareholders, prior to which time KPMG LLP and Deloitte LLP were dual auditors of the Corporation.

The board unanimously recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our external auditor, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the proxy will vote FOR the re-appointment of KPMG LLP.

The re-appointment of KPMG LLP as our external auditor was approved by over 99 percent of votes cast (385,790,949 votes) at the Corporation’s 2023 annual meeting of shareholders.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that their independence is not compromised by other services.

All audit and permitted non-audit services provided by our external auditor are pre-approved by the Audit Committee and reviewed on a quarterly basis to determine whether these services affect our external auditor’s independence. All services performed by our auditor in 2023 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

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The following table sets out the following fees for professional services billed by KPMG LLP:

Year	2023	2022 (Restated)(1)

Category

Audit Fees(2)	$9,481,000	$8,777,700

Audit-Related Fees(3)	$26,600	$63,000

Tax Fees(4)	$74,900	$168,100

All Other Fees(5)	$305,100	$302,400

Total	$9,887,600	$9,311,200

Notes:

1	2022 fee disclosure – the comparative amounts have been restated to reflect fees billed in 2022 fiscal year.
2

For professional services rendered by KPMG LLP for the integrated audit of the Corporation’s annual financial statements; interim review of the Corporation’s interim financial statements; audits of statutory financial statements of controlled subsidiaries; attestation reporting in accordance with US environmental agency requirements and consent orders; attestation reports over various Nutrien subsidiaries for the purpose of compliance with local laws and regulations; and work in connection with the renewal of the Corporation’s base shelf prospectus in 2022 and the Corporation’s prospectus supplements relating to the offering of notes in 2023 and 2022.

3

For professional services rendered by KPMG LLP for translation of the Corporation’s annual and quarterly reports in 2022, and in connection with an audit of the financial statements of an employee benefit plan.

4

For professional services rendered by KPMG LLP for assistance with preparation and review of tax filings and related tax compliance, assistance in responding to tax authorities, including reassessments and tax audits, routine tax planning and advice. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2023 and 2022 in the amounts of $74,900 and $168,100, respectively.

5

For professional services rendered by KPMG LLP for the preparation of subsidiary statutory financial statements; an assessment of the Corporation’s cyber security maturity level against a globally recognized framework and a readiness assessment for assurance over the Corporation’s report on cyber security key performance indicators, and subsequent assurance engagements over key performance indicators; and limited assurance over Nutrien Scope 1 and Scope 2 GHG emissions.

Advisory vote on executive compensation

The board governs executive compensation by means of carefully considered principles, programs and policies, and a rigorous compensation decision process.

The board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s outreach strategy. This is reinforced by our Say on Pay and Shareholder Engagement Policy.

Our approach to executive compensation was approved by over 95 percent of votes cast (346,031,828 votes) at the Corporation’s 2023 annual meeting of shareholders

Accordingly, as part of our commitment to strong corporate governance, the board has again determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on May 8, 2024.”

While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions. If there is a significant proportion of votes against the “Say on Pay” resolution, the board will take steps to better understand any shareholder concerns that might have influenced the voting. We have carefully reviewed our compensation benchmarking practices and relevant disclosures to identify and execute our approach to executive compensation.

The board unanimously recommends that the shareholders vote FOR the approach to executive compensation described in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the approach to executive compensation described in this circular.

See “Section Five: General Information – Shareholder Engagement and Contacting the Board” for more information about our Say on Pay and Shareholder Engagement Policy.

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Section three: Board of directors and corporate governance

Section index

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Key information about our board

This year, 12 candidates are listed in this circular for election to the board for a one-year term that expires at the next annual meeting. We have one nominee, Julie A. Lagacy, to be elected for the first time at this annual meeting. The other 11 nominees were elected at the Corporation’s 2023 annual meeting and current director Alice D. Laberge is not standing for re-election. We believe that each nominee will be able to serve as a director, and has the right skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making.

Board and Committee Attendance

	Number of Meetings Held During 2023	Average Director Attendance

Board	6	100%

Corporate Governance & Nominating Committee (CG&N Committee)	4	100%

Audit Committee	4	100%

Human Resources & Compensation Committee (HR&C Committee)	6	100%

Safety & Sustainability Committee (S&S Committee)	4	100%

Under our Corporate Governance Framework, as well as our board charter and each of our committee charters, independent directors meet separately at each board and committee meeting without any members of management present. The presiding director at these sessions of the board and committees is the board chair or committee chair, as applicable, or, in his or her absence, a director selected by those board or committee members present, as applicable.

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About our nominees

Christopher M. Burley Director Age: 62 Calgary, Alberta, Canada Director since 2018 Independent

Key skills and experience:

•	Finance/Audit & Risk

•	Mergers & Acquisitions

•	Strategy

Christopher Burley is a Corporate Director and the former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He serves as the Chairman of WestJet Airlines, an Onex Corporation portfolio company and also is a member of the ICD Climate Strategy Advisory Board. Mr. Burley is a graduate of the Institute of Corporate Directors’ Directors Education Program and holds the ICD.D designation. He holds a Bachelor of Science with a Certificate of Honours Standing (Geophysics) and a Master of Business Administration from Western University. Mr. Burley’s extensive experience in investment banking at a leading global firm allows Mr. Burley to provide the board with important insight to strategic and corporate development matters, including the identification and assessment of opportunities and risks associated with Nutrien’s mergers and acquisitions and other strategic initiatives.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

Audit Committee (Chair)	4 of 4

CG&N Committee	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	95.86% (348,380,585)

Equity Ownership Interest(1)

Common Shares	17,000

DSUs	27,458

Total Value of Securities Held	$2,366,516

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

WestJet Airlines Ltd., an airline company (TSX)(3)	2015 to present (Chair, 2019—present)

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Maura J. Clark Director Age: 65 New York, New York, United States Director since 2018 Independent

Key skills and experience:

•	Finance/Audit & Risk

•	Mergers & Acquisitions

•	International Business

Maura Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider formerly owned by Centrica plc. Previously she was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. She is a director of Fortis Inc., Newmont Corporation, and is a board member of Sanctuary for Families. Ms. Clark is a designated Chartered Professional Accountant and holds a Bachelor of Arts (Economics) from Queen’s University. Ms. Clark’s finance and retail energy experience provides our board with a unique and varied skillset and allowed Ms. Clark to provide strong leadership as prior chair of Nutrien’s Audit Committee.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

S&S Committee	4 of 4

HR&C Committee	6 of 6

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	95.57% (347,308,674)

Equity Ownership Interest(1)

Common Shares	5,230

DSUs	24,416

Total Value of Securities Held	$1,578,060

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Newmont Corporation, a gold mining company (TSX, NYSE)	2020 to present

Fortis Inc., an electric and gas utility company (TSX)	2015 to present

Garrett Motion Inc., an automotive parts company (NYSE)(4)	2018 to 2021

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Russell K. Girling Director Age: 61 Calgary, Alberta, Canada Director since 2018 Independent

Key skills and experience:

•	Mining & Exploration; Energy

•	Distribution

•	Public Policy & External Relations

Russ Girling is chair of Nutrien. He is also the former President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, a North American energy infrastructure company. He currently serves as the board chair of Suncor Energy Inc. and previously served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling was also a former member of the U.S. National Petroleum Council and the U.S. Business Roundtable. He is a graduate of the Institute of Corporate Directors’ Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary. Mr. Girling’s long-time chief executive experience at a leading Canadian company with global operations provides the board with important perspective, and positions him to, in his role as chair, work collaboratively and constructively with our Chief Executive Officer and executive team.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors (Chair)	6 of 6

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	93.30% (339,073,688)

Equity Ownership Interest(1)

Common Shares	13,780

DSUs	147,291

Total Value of Securities Held	$8,573,829

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Suncor Energy Inc., an energy company (TSX, NYSE)	2021 to present

TC Energy Corporation, a diversified energy and pipeline company (TSX, NYSE)	2010 to 2020

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Michael J. Hennigan Director Age: 64 Malvern, Pennsylvania, United States Director since 2022 Independent

Key skills and experience:

•	Senior Leadership

•	Strategy

•	Mining & Exploration; Energy

Michael Hennigan is the President and Chief Executive Officer of Marathon Petroleum Corporation, a petroleum refining, natural gas processing and midstream logistics company. He is also President and Chief Executive Officer of MPLX LP, a natural gas processing and midstream logistics company. He currently serves as a director of Marathon Petroleum Corporation and as chair of the board of MPLX LP. He previously served as a director of Andeavor Logistics, Energy Transfer Partners, Niska Gas Storage Management, Philadelphia Energy Solutions and SunCoke Energy. Mr. Hennigan holds a Bachelor of Science (Chemical Engineering) from Drexel University. Mr. Hennigan’s career experience in a variety of roles throughout the value chain, including his current role as President and Chief Executive Officer of a complex large cap company, which has clear analogs to Nutrien in terms of processing, commodity end markets and challenges relative to ESG, will provide a valuable additional perspective. He also brings relevant retail, logistical and distribution experience that will allow further diversified insights.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

CG&N Committee	4 of 4

Audit Committee	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	91.15% (331,275,929)

Equity Ownership Interest(1)

Common Shares	Nil

DSUs	6,525

Total Value of Securities Held	$347,331

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Marathon Petroleum Corporation (NYSE) and its subsidiary, MPLX GP LLC, the gen-eral partner of MPLX LP (NYSE), a down- stream energy company and a midstream energy company(5)	2020 to present

Andeavor Logistics, an oil and gas company (NYSE)	2018 to 2019

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Miranda C. Hubbs Director Age: 57 Toronto, Ontario, Canada Director since 2018 Independent

Key skills and experience:

•	Finance/Audit & Risk

•	Mergers & Acquisitions

•	Sustainability

Miranda Hubbs is a Corporate Director and the former Executive Vice President and Managing Director of McLean Budden Ltd., one of Canada’s largest institutional asset managers. She serves as a director of Imperial Oil Limited, PSP Investments, the Canadian Red Cross, and the Canadian Investment Regulatory Organization. She is a member of the ICD Climate Strategy Advisory Board and the Global Risk Institute Sustainable Finance Advisory Committee. Ms. Hubbs is a CFA charter holder, a SASB FSA credential holder and has earned the CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Biology) from Western University and a Master of Business Administration from the Schulich School of Business at York University. Ms. Hubbs brings to our board a wealth of financial, sustainability and executive and board experience, including strong governance and investor-related insight. As chair of the S&S Committee, she has overseen the Corporation’s activities with respect to safety, health, the environment, cybersecurity and sustainability (including climate) which is supported by her experience in the asset management industry and serving on the ICD Climate Strategy Advisory Board and the Global Risk Institute Sustainable Finance Advisory Committee.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

HR&C Committee	6 of 6

S&S Committee (Chair)	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	95.80% (348,171,395)

Equity Ownership Interest(1)

Common Shares	1,000

DSUs	32,467

Total Value of Securities Held	$1,781,446

Director Equity Ownership Requirement ($900,000)(2)	✓

Other Public Issuer Directorships During the Last Five Years

Imperial Oil Limited, a petroleum company (TSX, NYSE)	2018 to present

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Raj S. Kushwaha Director Age: 56 Sunny Isles Beach, Florida, United States Director since 2021 Independent

Key skills and experience:

•	Mergers & Acquisitions

•	Innovation/Technology & Security (including Cybersecurity Oversight)

•	Human Resources

Raj Kushwaha is the Managing Director and Chief Digital Officer of Warburg Pincus LLC, a private equity firm. Prior to joining Warburg Pincus LLC, Mr. Kushwaha previously held senior management positions at Zimmer Holdings Inc., Dell Computer Corporation, PepsiCo, First Data Corporation (FDC), Cummins Engine Company and Safeway, Inc. He currently serves as a director of Arise Virtual Solutions and previously served as a director of Encora Inc. Mr. Kushwaha has numerous patents in the field of disruptive services technologies. Mr. Kushwaha holds an M.S. in Management of Technology from MIT, an M.B.A. from the University of Wisconsin at Madison and ISU; a B.S. in Electrical Engineering from India and completed the Advanced Management Program (AMP) from Harvard University.He has also earned his National Association of Corporate Directors Directorship Certification. Mr. Kushwaha brings over 30 years of experience in leading large scale digital transformations, building commercial grade SaaS software platforms, and managing Fortune 500 companies and entrepreneurial late stage ventures. His expertise in technology and innovation, in particular his experience in assessing the associated opportunities and risks in a variety of industries, provides a strong resource for the board as the agri-business sector continues its digital transformation.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

HR&C Committee	6 of 6

S&S Committee	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	95.56% (347,302,656)

Equity Ownership Interest(1)

Common Shares	Nil

DSUs	6,765

Total Value of Securities Held	$360,114

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Cyren Ltd., an information security technology company (NASDAQ)	2018 to 2022

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Julie A. Lagacy Director Age: 57 Canton, Illinois, United States New director nominee(6) Independent

Key skills and experience:

•	Strategy

•	Innovation/Technology & Security (including Cybersecurity Oversight)

•	Sustainability

Julie Lagacy is the former Chief Sustainability and Strategy Officer at Caterpillar Inc., a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. Ms. Lagacy currently serves as a director of Vistra Corp. and the Illinois Cancer Care Charitable Foundation and previously served as a director of RPM International Inc. She holds a dual bachelor’s degree in Management and Economics from Illinois State University, an M.B.A. degree from Bradley University, and is a Certified Management Accountant. Ms. Lagacy will bring extensive executive management experience, including financial, strategic, technology, cybersecurity, ESG, sustainability, management development, acquisitions, and capital allocation to the board. Specifically with regard to cybersecurity matters, Ms. Lagacy has earned the CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University.

Board & Committee Membership	2023 Meeting Attendance

Not applicable(6)	Not applicable(6)

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	Not applicable(6)

Equity Ownership Interest(1)

Common Shares	Nil

DSUs	Nil

Total Value of Securities Held	Nil

Director Equity Ownership Requirement ($900,000)(2)	Not applicable(6)

Other Public Issuer Directorships During the Last Five Years

Vistra Corp., an integrated retail electricity and power generation company (NYSE)	2023 to present

RPM International Inc., a specialty coatings, sealants, building materials and related services company (NYSE)	2017 to 2023

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Consuelo E. Madere Director Age: 63 Destin, Florida, United States Director since 2018 Independent

Key skills and experience:

•	Agri-Business

•	International Business

•	Retail Business

Consuelo Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. Previously she was Vice President, Global Vegetables and Asia Commercial of Monsanto Company, a global provider of agricultural products. Ms. Madere serves as a director of Lindsay Corporation, and previously served as a director of S&W Seed Company. She is a member of the Dean’s Advisory Council at the Louisiana State University Ogden Honors College. Ms. Madere is a National Association of Corporate Directors Board Leadership Fellow and holds a CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Chemical Engineering) from Louisiana State University and a Master of Business Administration from the University of Iowa. Ms. Madere’s extensive experience in the agri-business sector and significant global operations experience brings a global perspective to the board. Ms. Madere has chaired the Nomination and Governance committee of two other public company boards. This, in addition to her management consulting and executive coaching experience is instrumental in her chairing of the CG&N Committee, where she has overseen the Corporation’s governance, board committees and board succession planning.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

CG&N Committee (Chair)	4 of 4

Audit Committee	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	95.53% (347,179,341)

Equity Ownership Interest(1)

Common Shares	6,600

DSUs	15,165

Total Value of Securities Held	$1,158,534

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Lindsay Corporation, an agriculture irri- gation and transportation infrastructure company (NYSE)	2018 to present

S&W Seed Company, an agriculture seed company (NASDAQ)	2018 to 2023

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Keith G. Martell Director Age: 61 Eagle Ridge, Saskatchewan, Canada Director since 2018 Non-Independent(7)

Key skills and experience:

•	Finance/Audit & Risk

•	Public Policy & External Relations

•	Human Resources

Keith Martell is the former President and Chief Executive Officer of First Nations Bank of Canada, a Canadian chartered bank providing financial services with a focus on the Indigenous marketplace. He serves as a director of Toronto-Dominion Bank, River Cree Enterprises Ltd. and University of Saskatchewan Properties Investment Inc., as a trustee of the National Indian Brotherhood Trust and a governor of the University of Saskatchewan. He previously served as a director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc. Mr. Martell is a designated Chartered Professional Accountant and holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of Saskatchewan. Mr. Martell brings to our board a unique perspective on public policy and external relations-related matters. As the former Chair of the HR&C Committee he was responsible for the oversight of Nutrien’s diversity and inclusion initiatives in our workplace, including Indigenous outreach efforts, aided by his knowledge and experience in his current and former roles. The board also benefits from the extensive financial background he has developed throughout his career serving various financial institutions.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

S&S Committee	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	96.03% (349,014,623)

Equity Ownership Interest(1)

Common Shares	3,050

DSUs	33,141

Total Value of Securities Held	$1,926,464

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Toronto-Dominion Bank, a financial services provider (TSX, NYSE)	2023 to present

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Aaron W. Regent Director Age: 58 Toronto, Ontario, Canada Director since 2018 Independent

Key skills and experience:

•	Mining & Exploration; Energy

•	Finance/Audit & Risk

•	International Business

Aaron Regent is a Corporate Director, Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American based industrial minerals company. Previously he was President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is the board chair of The Bank of Nova Scotia, serves on the board of the C.D. Howe Institute and previously served on the board of Plan International Canada. He is the Co-Founder and Co-Chair of Mining4Life and previously was the Governor of the Trails Youth Initiatives. Mr. Regent is a designated fellow of the Chartered Professional Accountants (Ontario)(8) and holds a Bachelor of Arts (History) from Western University. Mr. Regent’s experience as a longtime global mining executive, and as an executive or board member of leading asset management and financial institutions, assists the board in identifying and assessing a variety of risks faced by, and opportunities available to, the Corporation.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

Audit Committee	4 of 4

HR&C Committee (Chair)	6 of 6

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	94.45% (343,255,829)

Equity Ownership Interest(1)

Common Shares	23,820

DSUs	47,298

Total Value of Securities Held	$3,785,587

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

The Bank of Nova Scotia, a financial services provider (TSX, NYSE)	2013 to present

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Ken A. Seitz Director Age: 54 Saskatoon, Saskatchewan, Canada Director since 2022 Non-Independent

Key skills and experience:

•	International Business

•	Strategy

•	Mining & Exploration; Energy

Ken Seitz is the President and Chief Executive Officer at Nutrien. Ken joined Nutrien in 2019 as Executive Vice President and Chief Executive Officer of Potash. He brings over 25 years of global management experience working across more than 60 countries, with an extensive background in agriculture and mining. Earlier in his career, Mr. Seitz served as President and Chief Executive Officer of Canpotex, one of the world’s largest suppliers of Potash, giving him deep experience in global fertilizer marketing and logistics and strong connections within the industry. Mr. Seitz currently serves as a director of the International Fertilizer Association and The Fertilizer Institute. He holds a Bachelor of Science in Agriculture, a Bachelor of Engineering, and a Master of Business Administration from the University of Saskatchewan. He is a Professional Engineer with the Association of Professional Engineers and Geoscientists of Saskatchewan and is a Professional Agrologist with the Saskatchewan Institute of Agrologists. Ken also holds a Certificate in Management from the Stern School of Business at New York University.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	99.66% (362,209,277)

Equity Ownership Interest

For details regarding Mr. Seitz’s equity ownership, see page 74.

Other Public Issuer Directorships During the Last Five Years

Source Energy Services Ltd., an oilfield services company (TSX)(9)	2018 to 2022

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Nelson L. C. Silva Director Age: 68 Rio de Janeiro, Brazil Director since 2020 Independent

Key skills and experience:

•	International Business

•	Mining & Exploration; Energy

•	Distribution

Nelson Silva is a Non-Executive Director of Compass Group PLC, Altera Infrastructure L.P. and has served as an executive director of Petróleo Brasileiro S.A. He is also an advisor to Appian Capital Advisory LLP and HSB Soloman Associates LLC and serves as a trustee of the Appian Way Charitable Foundation. Mr. Silva was the former Chief Executive Officer of BG Group in South America, former President of the Aluminium business unit at BHP Billiton, former Sales and Marketing Director at Vale, former Managing Director of Embraer Europe, former Chief Executive Officer of All Logistica, and former non-executive director of Cosan Limited. Mr. Silva brings extensive international experience to the board with a strong focus on South America and Brazil. This experience provides important perspective for the board, including as the Corporation continues to expand in the important and growing Brazilian agricultural market.

Board & Committee Membership	2023 Meeting Attendance

Board of Directors	6 of 6

HR&C Committee	6 of 6

S&S Committee	4 of 4

2023 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2023	95.78% (348,104,803)

Equity Ownership Interest(1)

Common Shares	Nil

DSUs	7,549

Total Value of Securities Held	$401,826

Director Equity Ownership Requirement ($900,000)(2)

Other Public Issuer Directorships During the Last Five Years

Compass Group PLC, a multinational contract foodservice company (LON)	2015 to present

Cosan Limited, a fully integrated renewable energy and infrastructure company (NYSE)	2019 to 2020

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Notes:

1	As of March 11, 2024 and based on Nutrien’s closing share price on the NYSE on March 11, 2024 of $53.23.

2

See page 51 for more information on our director equity ownership requirements. Directors have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis. Amounts reported include DSUs credited as dividend equivalents.

3	WestJet Airlines Ltd. was acquired in 2019 and subsequently delisted from the TSX.

4

Ms. Clark served as a director of Garrett Motion Inc. (Garrett Motion) from October 2018 until April 2021. In September 2020, Garrett Motion and certain affiliated companies filed voluntary petitions under Chapter 11 of Title 11 of the United States Bankruptcy Code. On April 30, 2021, Garrett Motion announced that it emerged from its Chapter 11 proceedings, successfully completing the restructuring process and implementing the plan of reorganization that was confirmed by the United States Bankruptcy Court for the Southern District of New York on April 23, 2021.

5

MPLX GP LLC is a wholly owned subsidiary of Marathon Petroleum Corporation. Service on the MPLX GP LLC board of directors by Mr. Hennigan is an extension of his service on the Marathon Petroleum Corporation board of directors and part of Mr. Hennigan’s responsibilities as President and Chief Executive Officer of Marathon Petroleum Corporation and under Nutrien’s Corporate Governance Framework service on the Marathon Petroleum Corporation board of directors and the MPLX GP LLC board of directors is counted as one public company for the purposes of assessing public company board commitments. Mr. Hennigan has continuously fulfilled all of his duties as an independent director of Nutrien, as evidenced by his 100% attendance record at the Corporation’s board, CG&N and Audit committee meetings of which he is a member.

6	Ms. Lagacy will be nominated for election for the first time at the meeting.

7

Effective January 1, 2023 due to a technical deeming rule Mr. Martell was rendered non-independent under applicable Canadian securities laws for the purposes of serving on the Corporation’s Audit Committee. See page 37 for more information.

8	Mr. Regent is not and has never been employed by the Corporation’s current auditor.

9

Mr. Seitz served as a director of Source Energy Services Ltd. from May 2018 until January 2022. In December 2020, Source Energy Services Ltd. announced the successful completion of its recapitalization transaction pursuant to a corporate plan of arrangement under the Canada Business Corporations Act, which enabled Source Energy Services Ltd. to address its liquidity challenges and near-term debt.

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Our corporate governance

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture. We believe that this plays an important role in our long-term success. See Nutrien’s website at www.nutrien.com for more information about our governance policies, including our Corporate Governance Framework, Code of Conduct and board chair position description.

Some highlights of our corporate governance practices are as follows:

Corporate Governance

•  10 of 12 director nominees are independent

•  Oversees execution of corporate strategy and risk oversight, including dedicated strategy focused meetings

•  Board diversity

– Gender diversity target of 30%, currently 33%

– 8% identify as Aboriginal

– 8% identify as a member of a visible minority

•  All committees are independent

•  Board, committee and director evaluations annually

•  Board orientation and education program

•  Code of Ethics

•  Supplier Code of Conduct

•  In camera sessions at every board and committee meeting

•  Audit Committee whistleblower procedures

•  Written Chief Executive Officer, board chair and committee chair position descriptions

•  No board interlocks

Shareholder Rights

•  Annual election of directors

•  Individual director elections

•  Written Say on Pay and Shareholder Engagement Policy

•  Active shareholder engagement

•  Annual advisory “Say on Pay” vote

•  Advance Notice By-Law

Compensation Governance

•  Independent advice

•  Recoupment Policy and Supplemental Recoupment Policy

•  Prohibition on hedging

•  Director equity ownership requirement of 3x the board annual retainer

•  Double-trigger change in control provisions

•  Executive equity ownership requirements:

– 6x base salary (President & Chief Executive Officer)

– 1.5-3x base salary (Executive Vice Presidents)

Board Independence Standards

Each director’s independence is assessed annually against the independence standards set out in the NYSE Listing Standards, Canadian securities laws relating to governance practices and audit committees and our Corporate Governance Framework. For these purposes, “independent” means the director does not have a direct or indirect relationship with the Corporation which could, in the view of the board, be reasonably expected to interfere with the exercise of the director’s independent judgment, and is not otherwise deemed under applicable U.S. or Canadian securities laws or stock exchange rules not to be independent. Board committee members must also satisfy any additional requirements prescribed under applicable U.S. or Canadian laws and stock exchange rules.

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The board has determined that all of the proposed nominees, with the exception of Ken Seitz and Keith Martell, are “independent” for purposes of the board independence standards described above. Mr. Seitz is not independent because he is our President and Chief Executive Officer. Mr. Martell is deemed non-independent, effective January 1, 2023, solely as a result of his adult daughter, with whom he shares a residence, being employed by the Corporation’s external auditor and participating in the external auditor’s audit, assurance or tax compliance practice. Mr. Martell’s adult daughter does not participate in any matters related to Nutrien. Absent this deeming rule, the board has determined that Mr. Martell does not have any direct or indirect relationship with the Corporation which could, in the view of the board, be reasonably expected to interfere with his independent judgement.

Board tenure

Under the board’s Corporate Governance Framework, a director’s retirement age is generally 72 years, however, the board may request a director extend his or her term of service beyond such retirement age.

We do not limit the time that a director can serve on the board. While director term limits can assist with board refreshment, there may be circumstances where the board does not want to lose the deeper knowledge of the business and the experience of a longer-serving director.

Board performance evaluations, the board’s retirement policy and our director succession planning program, which includes updated assessments of our board competencies and skills matrix are all mechanisms used by the board to achieve board refreshment.

Board interlocks and overboarding

Under the terms of the Corporate Governance Framework, a board interlock arises when two of the Corporation’s directors also serve together on the board of another public company and there shall be no more than two board interlocks at any given time. As of the date of this circular, there are no board interlocks among board members.

The Corporate Governance Framework also describes Nutrien’s overboarding policy. The Chief Executive Officer (CEO) should not serve on the board of more than one other public company. The CEO should not serve on the board of any other company where the chief executive officer of that other company serves on Nutrien’s board. Directors (other than the CEO) who are employed as chief executive officers, or in other senior executive positions of another public company on a full-time basis, should not serve on any public company board other than the board of their employer and Nutrien’s board. Other directors should not serve on more than three boards of public companies, in addition to Nutrien’s board. Directors are expected to notify the board and CG&N Committee chairs before accepting an invitation to serve on another public company board, to allow the chairs to reasonably assess whether the additional responsibilities will compromise the director’s availability and capacity to fulfill his or her commitment to the board, and whether any real or apparent conflict of interest will result. Executive officers must obtain the approval of Nutrien’s CEO before accepting an invitation to serve on a public company board. The Corporate Governance Framework limits the number of public company boards on which our directors and executive officers should serve.

Board succession planning and refreshment

The CG&N Committee has primary responsibility for board succession planning and for developing a list of nominees for election as directors at each annual meeting. The CG&N Committee chair regularly reports to the board on the board succession planning process. In 2021, the CG&N Committee undertook an evaluation of Nutrien’s existing policies and practices regarding board chair, committee chair and committee member refreshment. This evaluation resulted in the adoption of Chair and Committee Rotation Guidelines, which acknowledge that regular rotation of the board chair, committee chairs’ and committee members’ responsibilities among directors is part of an effective board renewal policy, and which guidelines provide for the board to pay particular consideration to rotating the board chair following a five to seven-year term, committee chairs following a three to five-year term, and committee members following a three to five-year term.

In addition, the CG&N Committee reviews and updates, as appropriate, the board competencies and skills matrix annually, with a view in particular to take into account the Corporation’s strategic plan and the needs of the board. The committee then reviews overall board composition to assess whether the board has the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision making, benchmarked against the skills matrix and the board’s diversity objectives.

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The CG&N Committee also considers expected turnover and board refreshment. Working with the board chair, the committee considers the expected term of office of each director and how close they are to retirement age in order to plan for potential departures.

The CG&N Committee also reviews the annual board assessment results to determine whether changes are needed and reviews each candidates’ independence in light of legal and regulatory requirements.

The board chair, CEO, certain committee chairs and other directors interview any suitable candidates, and the Corporation conducts background and conflict checks. Search firms engaged by the Corporation are instructed to ensure that diverse candidates are included in the search process.

The board regularly evaluates committee membership, but has not instituted a strict rotation schedule as there may be reasons to keep a certain director on a committee for a longer period. Any changes are made by the board taking into account the recommendations of the board chair and the CG&N Committee.

Executive succession planning

The HR&C Committee principally has responsibility for overseeing management’s planning process for executive development and succession. The HR&C Committee chair regularly reports to the board on executive succession planning.

At least annually, the HR&C Committee reviews succession planning, the management structure and executive development. It also reviews succession planning and leadership development below the senior executive level, which grows the pipeline of high performing executives to facilitate senior leadership renewal and orderly senior leadership transitions. The Corporation also uses succession planning as a tool to progress our Workforce Strategy including our Employee Equity, Diversity and Inclusion Strategy.

The CEO and the Chief Human Resources Officer present a succession plan report to the HR&C Committee, covering the organization’s most critical positions and our internal bench strength against each.

The Executive Leadership Team reviews the Corporation’s talent pool, identifies key talent, and monitors development of candidates, to diversify exposure, experience, leadership training and business and functional skills. Executive talent pools are being created to support executive succession and development.

In addition, the CEO identifies internal high potential successors for senior management positions throughout the Corporation to the HR&C Committee and the Corporation’s human resources leadership.

The HR&C Committee chair actively participates in ongoing discussions with the Corporation’s human resources leadership relating to succession planning over the year. High potential internal candidates identified in the succession plans are encouraged to have direct interactions with the board so that it can get to know the candidates and appreciate their skills and expertise. Mechanisms used include presentations by these individuals at regular meetings, annual training sessions and social events.

CEO succession planning

As part of the executive succession planning process, the board through the HR&C Committee, supported by the CEO and the Chief Human Resources Officer, is responsible for reviewing CEO succession planning. The HR&C Committee meets in camera to discuss CEO succession and regularly reports to the board. CEO succession planning includes a review of the candidates for the CEO position and development plans for all members of the executive leadership team. In addition, a CEO succession plan in the event of the unexpected departure of the CEO is in place and is reviewed and updated annually.

Inclusion at Nutrien

We continue to prioritize and build our strategic inclusion capability across our company and in the communities in which we operate. In 2022, inclusion was elevated from a guiding principle to a core value at Nutrien, furthering our Culture of Care. Our Global Strategic Inclusion Plan guides Nutrien’s efforts to increase diversity and inclusion. It also guides our related work with suppliers, peers and industry partners.

Our global Inclusion Council of senior operational and functional leaders from each operating segment and geography is sponsored by our President & CEO with oversight by the HR&C Committee. It has the mandate to accelerate equity, diversity and inclusion (EDI) throughout our company by guiding, benchmarking best practices and driving accountability for EDI-related strategies, policies, and initiatives. See “Report of the HR&C Committee” for more information about board governance over our inclusion and indigenous strategy.

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Our strategy of building an inclusive workforce is wholistic and also reinforced in Nutrien’s workplace communications, Code of Conduct and Supplier Code of Conduct, and supported by Nutrien’s policies and procedures, including our Inclusive Workplace Commitment Statement, Respect in

the Workplace Policy, Procurement Policies and Procedures and Indigenous Content Playbook. It is further supported by our confidential, externally administered Integrity Helpline that employees, suppliers, customers and any other member of the public can access.

Board diversity

We believe that having a mix of directors on the board who are from varied backgrounds and who bring a diverse range of perspectives and insights fosters enhanced decision-making, promotes better corporate governance and builds board capacity.

Designated Groups are defined as women, Aboriginal peoples, persons with disabilities and members of visible minorities.

Our belief is reflected in our Board Diversity Policy, which recognizes that only highly qualified candidates with the right personal qualities (such as leadership skills, integrity, time and commitment), core business skills and industry experience will be considered as board members. While the qualifications of each individual director are paramount, diversity criteria relating to the director’s age, tenure, geographic location, education, gender and ethnicity must also be given due consideration. Our diversity criteria formally acknowledges the designated groups specifically identified under the Canada Business Corporations Act, including women, Aboriginal peoples, persons with disabilities and members of visible minorities, and confirms our commitment to diversity and inclusion and the diversity criteria that are always considered.

See “Board Tenure” above for more information about our board refreshment practices.

The Board Diversity Policy is reinforced by our board competencies and skills matrix, which is reviewed and updated annually by the CG&N Committee as appropriate, and the board succession planning and director recruitment process, which is the responsibility of the CG&N Committee. In seeking suitable candidates, the CG&N Committee recruitment practices will:

•	consider the benefits of diversity;

•	within the overall emphasis on merit, seek to fill board vacancies by considering candidates that bring a diversity of background and industry or related expertise and experience;

•	have regard to factors such as skills, experience, education, gender, age, ethnicity, Aboriginal status, visible minority status and geographic location; and

•	include engagement of independent search firms to assist in identifying directors to recommend for election or appointment to the board, in order to broaden its reach for qualified and diverse director candidates who are unknown to the incumbent directors. Such independent search firms are directed to ensure that the Board Diversity Policy, including the diversity criteria described above, is considered in the search process.

The director recruitment processes undertaken by the CG&N Committee from 2020 to 2024, resulting in the elections of Nelson Silva, Raj Kushwaha and Michael Hennigan, and the nomination of Julie Lagacy, included a notable focus on identification, and consideration, of candidates that bring further diversity of background and experience to the board.

Our Board Diversity Policy is available on our website at www.nutrien.com.

Of our current directors, four identify as a woman (33 percent of the total number of directors). One identifies as an Aboriginal person (8 percent of the total number of directors), one identifies as a member of a visible minority (8 percent of the total number of directors), and none identify as a person with a disability. No director that self-identifies as an Aboriginal person, visible minority, or person with a disability identifies as being a member of more than one such group.

Although we do not believe that mandatory quotas are the right approach, our Board Diversity Policy has always included a measurable diversity target that women comprise not less than 30 percent of the Corporation’s directors. This aligns with the objectives of the 30% Club Canada, an organization of which we are a member, which is working towards having women represent 30 percent of board members in Canada by 2024. We are pleased that we have exceeded the 30 percent target for women on the board since we were formed. More than 33 percent of our current directors are women, and more than 33 percent of our nominees are women. Our Board Diversity Policy provides that if the percentage of women directors ever falls below 30 percent, the CG&N Committee will work to re-achieve this target.

At the present time, the board has not set any other targets relating to board diversity. The complexity of our business requires us to maintain flexibility to effectively address board refreshment, succession planning and diversity in its broadest sense in order to continue to attract and retain highly qualified

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individuals to serve as directors. The CG&N Committee may recommend changes or additional objectives in the Board Diversity Policy to the board for its approval.

The CG&N Committee is responsible for assisting the board by monitoring the implementation of the Board Diversity

Policy. See “Section Three: Board of Directors and Corporate Governance – Committees of the Boards – Report of the CG&N Committee” for more information about board governance over our board diversity program.

Executive diversity

We believe that a diverse workplace culture drives enhanced decision-making, increased innovation and positively influences employee attraction and retention, as well as customer satisfaction. Diversity in our business creates long-term value by aligning Nutrien’s business perspectives with an increasingly diverse customer base, building capability to operate in international markets and enabling Nutrien to recruit from a larger pool of talent.

Within Nutrien’s Executive Leadership Team, which is comprised of Nutrien’s executive officers, the level of representation from diverse groups is a criteria that is always given due consideration when identifying candidates for senior leadership roles. We do not mandate specific diversity targets at the level of Nutrien’s executive officers due to the small size of this group and the need to carefully consider a broad range of criteria.

Of our current Executive Leadership Team, one identifies as a woman (12.5 percent of the total number of members of the Executive Leadership Team). None identify as an Aboriginal person, a visible minority or a person with a disability.

Supporting equity, diversity and inclusion

For additional details and information on the new Strategic Inclusion Plan including EDI and value chain initiatives, please see our Global Sustainability Report available on our website at www.nutrien.com.

Supported by members of our Inclusion Council, we are undertaking a number of initiatives to advance our Strategic Inclusion Plan and support our commitment to equity, diversity and inclusion. Some of our initiatives include:

•	The Emerging Talent Program is a three-year rotational program for post-secondary graduates to build a diverse and effective talent pool poised for accelerated development to leadership and manager roles within our Nutrien Ag Solutions operating segment. There were 11 participants in 2023. Consideration when selecting applicants was given to age, ethnicity and gender diversity.

•	Nutrien Academy is a year-long internal program with a focus on helping women expand their ag-related business, strategic and financial acumen and enhance leadership skills.

•	Women in Leadership Mentoring Program helped equip 38 professionals from across the business to transition into management positions. This is a key part of our commitment to help women develop their skills to progress their careers and participate at senior leadership levels.

•	The Women in Trades Program helps build a qualified talent pool of women for trades and technical positions, specifically at Nutrien’s Nitrogen operations in Alberta, Canada. This program includes structured recruitment partnering with trade schools and provides scholarships, professional development, mentoring, networking events and community engagement. 11 women participants were enrolled in 2023.

•	Employee Resource Groups act as inclusion networks and remain active in the areas of support for women, women in non-traditional environments and roles, members of the LGBTQ+ community, young professionals, Black employees, Asian employees, and military members. We support Employee Resource Groups in building community internally and engaging community externally.

•	We continued to evolve our recruitment processes to attract and promote a more diverse selection of underrepresented candidates, including encouraging the use of diverse images in campaigns and utilizing more inclusive wording in our job postings.

•	Nutrien is committed to inclusion across all job categories and supporting access for Indigenous Peoples to meaningful potential career opportunities in our operations. Nutrien initiatives include: Indigenous Internship Program – enables Indigenous Peoples to gain experience in roles ranging from geology and process engineering to accounting and procurement and scholarships and apprenticeships – for Indigenous students.

We are committed to a Nutrien where we all belong and, together, we all grow. We aim to provide all employees with a respectful and inclusive workplace. See our Global Sustainability Report (for the year ended December 31, 2023) for additional details on our approach, strategy and actions to advance and promote equity, diversity and inclusion.

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Strategy and risk governance

Our Board Charter provides that the board is responsible for the stewardship of the Corporation and the oversight of management and the activities of the Corporation. The board’s principal duties include appointment and oversight of the CEO, oversight and approval of the Corporation’s business strategy and strategic planning process, and oversight and approval as appropriate of the Corporation’s policies, procedures and systems for implementing strategy and managing risk.

The board oversees the execution of corporate strategy and management of risk, including a purposeful alignment of the strategy and risk management process. It participates, as a whole and through its committees, with our Executive Leadership Team, in identifying and approving the objectives and goals of the Corporation, and the strategies by which our Executive Leadership Team proposes to reach those objectives and goals. Each scheduled board meeting includes a meaningful focus on strategic matters and the board participates in the annual development and approval of a strategic planning process, including dedicated strategy focused meetings held in the third quarter.

Our risk management is governed by the board and the committees, who oversee our Executive Leadership Team in understanding the principal risks to our business and strategy, including climate-related risks. We strive to integrate risk management into key decision-making processes and strategy. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the risks that could have an impact on our ability to deliver our strategy. The board exercises its duties directly and through its committees. The board has four standing committees: the CG&N Committee, the Audit Committee, the HR&C Committee and the S&S Committee. The board and its committees have specific focus areas and mandates on how we identify and manage our principal business topics and risks. More information can be found in Nutrien’s board and committee charters at www.nutrien.com.

Management level activities include our Enterprise Risk Management process, which is overseen by our Enterprise Risk Management Team and guided by our global risk management framework. The framework promotes consistent application of risk management principles and processes across our organization and is scalable to support all levels of the business. All operating segments and corporate functions use this framework to identify, assess, and develop mitigation strategies for key risks that could affect their strategy, operations, or future performance. Assessment criteria embedded in the risk framework allow for comparability of different types of risks, including climate-related risks. Key criteria include the likelihood of impacting our business and the potential severity of impact.

Risks are evaluated individually and collectively at the management level to fully understand Nutrien’s risk landscape and identify interdependencies between risks.

A consolidated view of our risks is presented to our Executive Leadership Team and senior leaders for review and discussion, along with outputs from external environment scans and emerging risk workshops. Nutrien’s significant enterprise-wide risks are presented to the Audit Committee mid-year and to the Board at least annually.

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Board/Board Committee	Oversight Includes the Following Business Topics or Risk Areas

Board of Directors	• Corporate strategy • Oversight of safety, health, environmental and security matters	• Risk management • CEO succession and compensation • Governance and compliance

Audit Committee	• Accounting and financial reporting • Internal controls	• Compliance • Financial risk management

Corporate Governance & Nominating Committee	• Corporate governance • Board diversity • Board evaluation	• Director orientation and continuing education • Related party transactions(1)

Human Resources & Compensation Committee	• Executive compensation • Succession planning

•  Equity, diversity and inclusion including Indigenous Strategy as it relates to Indigenous employment and human resources matters with appropriate coordination with the S&S Committee

•  Learning and development

Safety & Sustainability Committee	• Sustainability commitment targets and goals • Risks, strengths and opportunities related to safety and sustainability including climate-related impacts

•  Safety and sustainability performance & strategy

•  Cybersecurity and data privacy

•  Status of remediation projects and environmental provisions

•  Indigenous Strategy as it relates to Indigenous engagement and stakeholder relations, with appropriate coordination with the HR&C Committee

Notes:

[1]

The CG&N Committee, in conjunction with the Audit Committee, maintains responsibility for identification, monitoring and evaluation of transactions involving related parties of the Corporation, including identifying the related-parties involved and assessing the value of the transactions. Related parties are considered to include individuals or entities that would be considered a related party for the purposes of applicable securities laws. Such transactions occur infrequently, but should any such transaction arise, the CG&N Committee is positioned to address, or with the assistance of another appropriate committee based on the subject matter.

Governance of sustainability risks

The S&S Committee has oversight over Nutrien’s safety and sustainability risks. This oversight includes the ongoing monitoring and development of the Corporation’s sustainability strategy and incorporates topics such as safety, environmental stewardship, health (physical and mental), climate change-related risks and opportunities, cybersecurity and data privacy, amongst others. The S&S Committee considers cybersecurity topics on a quarterly basis including the Corporation’s approach to privacy, strategy, risk management, operating performance and governance, in conjunction with the Audit Committee, as appropriate, and reporting to the Board. Under the oversight of the S&S Committee, our Executive Leadership Team has the responsibility of ensuring our material sustainability and climate-related risks and opportunities are being appropriately addressed and for measuring our performance on sustainability matters.

Key management level groups that play an important role in the management of sustainability related risks including management of financial, human and natural resources for the creation and preservation of long term value include:

•	Enterprise Risk Management Team: responsible for establishing frameworks and facilitating processes to support risk identification and assessment across the entire organization.

•	Executive ESG & Strategic Issues Committee: responsible for the materiality assessment of sustainability issues, oversight of risk mitigation for sustainability matters, and developing appropriate sustainability-related disclosures and communications to stakeholders.

•	Climate/Carbon Program Steering Committee: oversees the strategic management of risks and opportunities related to the reduction of Nutrien’s GHG emissions and alignment of targets and performance metrics.

•	Strategic Issue Teams: oversees the strategy and implementation of action on the key sustainability issues of climate, soil health, water, biodiversity, product stewardship and grower support.

•	Inclusion Council: accelerates diversity and inclusion initiatives of our EDI strategy.

•	Corporate SHE Committee: provides oversight of the safety, health and environmental (SHE) strategy for the care and protection of our people, environment, community and customers. Safety, health, environment, process safety and product stewardship are key areas of focus for the Committee. Nutrien’s SHE Management System provides a framework, direction, governance and tools that support our collective goal of excellence in these areas across our operations and supply chain.

Additional details regarding our strategy and risk management approach, including with respect to our safety and sustainability risks, can be found in our 2023 annual report and Global Sustainability Report.

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Governance of Cybersecurity Risk

The S&S Committee oversees the Corporation’s cybersecurity activities and policies, which includes oversight and assessment of our cybersecurity controls and of our approach to data privacy and governance in consultation with the Audit Committee. The S&S Committee considers cybersecurity, privacy and technology risk issues quarterly. Under the oversight of the S&S Committee, our Chief Cybersecurity Officer and Cybersecurity Team assess cybersecurity incidents, responses, recovery and training. Our processes for assessment, identification and management of risks from cybersecurity threats include but are not limited to:

•	Our cybersecurity system and processes are based on recognized best practices including the National Institute of Standards and Technology Cybersecurity Framework, a voluntary framework created by industry and the US government to promote the protection of our infrastructure from cybersecurity risks. The systems are assessed annually by a third party.

•	Nutrien recognizes the emerging cybersecurity risks that third parties can pose, including acquisitions, mergers, and our supply chain partners. We have a team dedicated to designing processes to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers.

•	We integrate cybersecurity into the major project development process by requiring Threat Risk Assessments be completed as early as possible and conducting “cyber-health checks” at later stages in the process. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures. We also conduct regular simulated phishing and targeted cybersecurity training as well as incident response training.

Additional details regarding our strategy and risk management approach, including with respect to our cybersecurity risks, can be found in our 2023 annual report and Global Sustainability Report.

Board competencies and Board skills matrix

Each director is expected to have an informed view on topics that are relevant to our business. Our board competencies and skills matrix is an essential tool to help guide the board on whether it has the right skills, perspectives, experience and expertise that is appropriate for proper oversight and effective decision-making by the board as a whole, with a view in particular to take into account the long-term strategy and ongoing business operations of the Corporation. The board competencies and skills matrix are designed to address the scale and diversity of our business, and are reviewed and updated annually as appropriate by the CG&N Committee.

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Key skills and experience

Skills/experience:

Senior Leadership (Former/Current CEO or CFO)

Experience as a CEO or CFO or similar position for a large publicly listed or large private organization.

Core business skills:

Health & Workplace Environment

Experience with direct control, accountability and responsibility for health and workplace environment, including managing reporting or information systems controls related to health and workplace environment.

Human Resources

Experience in leadership continuity succession planning, diversity and inclusion, compensation programs and management of compensation-related risks.

Innovation/Technology & Security (including Cybersecurity Oversight)

Experience and education in digital technology tools and related platforms to enhance business operations, products, services, solutions and security.

International Business

Experience in managing global operations or ex-North America background and experience.

Operations (including Safety & Sustainability)

Experience with direct operations, including operational optimization and safety.

Public Policy & External Relations

Regulatory, political, legal and public policy experience including private sector, regulatory body and public government relations.

Strategy

Experience with and responsibilities for the development and implementation of business growth and optimization strategies.

Sustainability

Experience with and responsibility for sustainable business practice, including environmental (which includes climate) impacts and assessment and analysis of sustainability metrics.

Core industry experience:

Agri-Business

Agricultural experience related to markets, regulatory and business environments.

Distribution

Logistics, transportation and distribution experience.

Finance/Audit & Risk

Experience as a professional accountant, corporate controller, investment banker or financial service professional with respect to a financial, audit or treasury function with an understanding of and responsibility for financial transactions, statements and corporate finance.

Mergers & Acquisitions

Experience in mergers, acquisitions, integrations or other business combinations.

Mining & Exploration; Energy

Experience in or with the mining and exploration or energy industries, including technical expertise.

Retail Business

Experience working with a retailer or distributor of products, services or solutions.

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Board skills matrix

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Board, committee and individual director performance evaluations

The CG&N Committee is responsible for developing and implementing the board, committee and individual director performance evaluation program. The CG&N Committee has adopted a structured performance evaluation program, under the board chair’s oversight with the involvement of external advisors, including the use of an external governance advisory firm as facilitator every second or third year. The objective of the performance evaluation program is to improve board, committee and individual director performance and effectiveness and to provide the board chair and the committee with information concerning possible changes to board and committee composition, practices, areas of focus and development, as well as to provide individual directors information concerning their individual performance, including in their role as a chair, as applicable. Our annual process in 2023 was facilitated by an external governance advisory firm and included the components summarized in the following table:

Review of	By	Action

Whole Board	All Directors and Senior Management	• Board members complete a questionnaire evaluating the board’s performance. • Relevant members of senior management provide feedback on the board’s performance.

Board Chair	All Directors	• Board members complete a questionnaire evaluating the board chair’s performance.

Board Committees	Committee Members and Senior Management	• Committee members complete a questionnaire evaluating committee performance. • Relevant members of senior management provide feedback on the committee performance.

Committee Chairs	Committee Members	• Committee members provide feedback evaluating committee chair performance.

Individual Directors	All Directors	• Addressed during one-on-one interviews of each director by the board chair.

Board orientation and continuing education

It is imperative that directors understand our business, including the size, complexity and risk profile of the Corporation, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our board. The CG&N Committee is responsible for the orientation and continuing education of directors.

Our orientation program helps new directors increase their understanding of their responsibilities and the Corporation’s operations as quickly as possible, so they can be fully engaged and contribute meaningfully to the board and its committees. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate in the orientation program to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code of Conduct is reviewed and affirmed.

Our continuing education program provides regular and ongoing education to our director nominees, advancing their knowledge of our business, industry, regulatory environment, climate, ESG and transition technologies, as well as other topical areas of interest, to enhance their effectiveness as directors and stewards of the Corporation, which includes sessions with external experts on those topics. The CG&N Committee, with support from our Corporate Secretary, regularly solicits input from stakeholders, directors and members of management with respect to key education priorities for the board.

In addition to full board or committee educational sessions that occurred during 2023, please see “Schedule D – Board Orientation and Continuing Education” for board orientation or education meetings attended by the directors.

Committees of the board

The board has four standing committees:

1.	CG&N Committee; 2. Audit Committee; 3. HR&C Committee; and 4. S&S Committee.

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Report of the CG&N Committee

Consuelo E. Madere, Chair

Christopher M. Burley

Michael J. Hennigan

Alice D. Laberge

The board has determined that each member of the CG&N Committee is independent for the purposes of our board independence standards.

All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our CG&N Committee Charter is available on the governance page of our website at www.nutrien.com.

Meetings: 4

At each meeting, the CG&N Committee met without management present.

The CG&N Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Corporate Governance & Nominating Committee

The CG&N Committee has responsibility for the oversight of the Corporation’s governance and board committees, board succession planning and director recruitment, director orientation and continuing education, board and committee evaluations and director compensation. The Committee is also responsible for the oversight of Nutrien’s Board Diversity policy.

2023 Highlights and Responsibilities:

Board director recruitment processes and succession planning

•	Oversaw, and implemented, the director recruiting procedure and process, in connection with the nomination of Julie Lagacy.

•	Recommended committee membership and chair appointments to independent directors, including undertaking a comprehensive review and refresh of committee assignments and chair positions.

Director compensation

•	With the assistance of its independent compensation consultant, WTW, reviewed and recommended to the board for approval the individual directors’ compensation.

•	Monitored compliance with individual directors’ equity ownership requirements.

Governance compliance

•	Monitored corporate governance trends and developments, assessing current corporate governance practices against emerging best practices and other applicable requirements.

•	Reviewed and approved for recommendation to the board the Corporation’s disclosure documents containing significant corporate governance information, including this circular.

•	Monitored compliance with applicable laws relating to corporate governance including assessment of new requirements under the Canada Business Corporations Act related to the election of directors.

•	Received and reviewed corporate governance ratings.

Corporate Governance Framework and related policies

•	Conducted annual review of the Corporate Governance Framework and related policies and recommended changes for approval.

•	Advised the board on committee charters, structure, functions and qualifications for membership.

•	Reviewed, in conjunction with the HR&C Committee, the Corporation’s clawback policy.

Board Diversity Policy

•	Monitored the implementation and efficacy of the Board Diversity Policy and measured the annual and cumulative progress made under it.

•	Monitored compliance with applicable laws relating to diversity disclosure.

Director evaluation, orientation and education program

•	Developed, and oversaw the implementation of, the comprehensive director onboarding process that occurred in connection with the nomination of Julie Lagacy.

•	Reviewed, and oversaw the implementation of the director continuing education program and policies relating to director orientation and continuing education.

•	Oversaw and implemented, the 2023 board evaluation process as described starting on page 46.

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Report of the Audit Committee

Christopher M. Burley, Chair

Michael J. Hennigan

Alice D. Laberge

Consuelo E. Madere

Aaron W. Regent

The board has determined that each member of the Audit Committee is independent for the purposes of our board independence standards and “financially literate” within the meaning of NI 52-110 – Audit Committees.

Christopher M. Burley has been determined to be an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Audit Committee Charter is available on the governance page our website at www.nutrien.com.

Meetings: 4

At each meeting, the Audit Committee:

•  met without management present

•  met with senior members of the Corporation’s financial management team

•  met with the Corporation’s external auditor

•  met separately with the CFO

•  met separately with Internal Auditor

•  met separately with the Chief Integrity Officer.

The Audit Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Audit Committee

The Audit Committee has responsibility for oversight of the Corporation’s accounting and financial reporting processes and the reviews and audits of the Corporation’s financial statements. In addition, the Audit Committee has oversight over whistleblower inquiries. The Audit Committee oversees in conjunction with the S&S Committee (as applicable) integrated reporting preparation and initiatives, and certain key workstreams such as cybersecurity controls and risk.

2023 Highlights and Responsibilities:

Financial statements and related disclosures

•	Approved (or recommended to the board) significant financial disclosure as per the mandate.

•	Discussed with management and the external auditor their analysis of significant reporting issues, critical accounting policies and practices (and areas where judgment was applied) and other financial measures used in connection with the financial disclosure.

Systems of internal controls over financial reporting

•	Reviewed the effectiveness of the Corporation’s internal control systems and disclosure controls and procedures, including cybersecurity controls and information technology strategies.

•	Reviewed management’s report and the external auditor’s related attestation of the Corporation’s internal controls over financial reporting.

•	Received reports from the Corporation’s disclosure committee.

Material financial and other risks

•	On an ongoing basis, reviewed with management the financial and other risks within the committee’s mandate and discussed how such risks were assessed, mitigated and disclosed.

•	Reviewed with management processes that identify, assess, monitor and manage such risks.

Internal audit function

•	Reviewed with management, the external auditor and internal audit, the charter, plans, activities and organizational structure of the internal audit function, with a view to internal audit’s effectiveness, objectivity and independence.

•	Reviewed the adequacy of resources of the internal audit function.

External auditor

•	Engaged with the external auditor and key related employees to assist, monitor and review the annual audit process.

•	Assessed the external auditor’s annual qualification report.

•	Reviewed the formal written statements of independence from the external auditor and assessed their independence, taking into account applicable auditor independence standards.

•	In accordance with the Corporation’s Pre-Approval for Audit and Non-Audit Services Policy, approved all proposed external audit and permitted non-audit services for the coming year, and all audit and non-audit services during the year outside of previous approvals.

Significant compliance policies and procedures

•	Established and monitored both standard and confidential procedures for receiving complaints within the committee’s mandate.

•	Reviewed with the Chief Legal Officer and Chief Integrity Officer significant compliance policies, the effectiveness of anti-fraud and anti-bribery laws and reviewed whistleblower procedures and procedures relating to the communication of and compliance with the Corporation’s Code of Ethics.

•	Reviewed and received updates from management on the Corporation’s Data Protection Program.

•	Reviewed and provided recommendations to the Board in connection with bond offering, normal course issuer bid and dividend declarations.

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Report of the HR&C Committee

Aaron W. Regent, Chair

Maura J. Clark

Miranda C. Hubbs

Raj S. Kushwaha

Nelson L. C. Silva

The board has determined that each member of the HR&C Committee is independent for the purposes of our board independence standards and within the meaning of NI 52-110 – Audit Committees. All of the members also have “human resources literacy” as defined in the HR&C Committee Charter, and also meet additional independence and financial literacy standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Maura J. Clark has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent) of any other entity that employs a member of the HR&C Committee and no member of the HR&C Committee is currently CEO of a publicly-traded company.

Our HR&C Committee Charter is available on the governance page of our website at www.nutrien.com.

Meetings: 6

At each meeting, the HR&C Committee met without management present.

The HR&C Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Human Resources & Compensation Committee

The HR&C Committee has responsibility for the general oversight of human capital, including the Corporation’s executive compensation; broad-based employee compensation, retirement and benefit programs; executive development and succession; and staffing and learning/development. The HR&C Committee is also responsible for the oversight of Nutrien’s Equity, Diversity and Inclusion initiatives in our workforce, including Indigenous outreach efforts. The HR&C Committee’s effectiveness in guiding the Corporation on its Equity, Diversity and Inclusion initiatives is a factor that is taken into account as part of the annual performance evaluations of the HR&C Committee. This oversight supports the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value.

2023 Highlights and Responsibilities:

Executive compensation

•	Reviewed the CEO’s performance and recommended his compensation with advice from our independent compensation consultant, WTW, to the independent members of the board for approval.

•	Reviewed and approved the compensation structure and evaluation process for other executive officers.

•	Reviewed and approved the Compensation Peer Group.

•	Reviewed trends in executive compensation and oversaw compliance with applicable laws.

Compensation philosophy and governance

•	Assessed the compensation philosophy for 2023, and whether the executive compensation program aligns with the Corporation’s compensation philosophy, taking into account the Corporation’s risk tolerance.

•	Reviewed the independence of our compensation consultant, WTW.

•	Monitored executive officer compliance with mandatory equity ownership guidelines.

•	Reviewed a summary of labour relations activity.

•	Reviewed, in conjunction with the CG&N Committee, the Corporation’s clawback policy.

Incentive and equity based compensation program

•	Approved the 2023 KPI Scorecard, monitored progress against the 2023 KPIs and associated projected payouts and approved annual incentive payouts for 2022 performance.

•	Reviewed and approved the payout in respect of the 2020 PSU awards.

•	Reviewed and approved the PSU metrics applicable to the 2023 PSU awards and the PSU Peer Group.

•	Reviewed and approved the 2023 long-term incentive grants.

•	Reviewed the design of Nutrien’s long-term incentive plan.

Retirement and benefit programs

•	Reviewed a summary of the level and distribution of plan assets for each of the North American Pension and Savings plans, including recent investment returns relative to benchmarks.

Succession plan for senior executives

•	Oversaw succession plans for CEO and other senior executives.

•	Reviewed succession planning strategy and process.

Equity, Diversity and Inclusion Program

•	Reviewed the effectiveness of diversity and inclusion initiatives, including Indigenous outreach efforts, and measured annual and cumulative progress made under it.

•	Monitored corporate law developments and best practices in the area of diversity and inclusion.

Disclosure of significant executive compensation information

•	Reviewed and approved the executive compensation, and diversity and inclusion disclosures contained in this circular.

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Report of the S&S Committee

Miranda C. Hubbs, Chair

Maura J. Clark

Raj S. Kushwaha

Keith G. Martell

Nelson L. C. Silva

The board has determined that each member of the S&S Committee is independent within the meaning of the board independence standards.

All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our S&S Committee Charter is available on the governance page of our website at www.nutrien.com. Safety is an integral part of Nutrien’s Sustainability.

Meetings: 4

At each meeting, the S&S Committee met without management present.

The S&S Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Safety & Sustainability Committee

The S&S Committee has responsibility for the oversight of the Corporation’s activities as they relate to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable operations and the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value. This oversight includes the ongoing monitoring and development of the Corporation’s sustainability strategy and incorporates safety, environmental stewardship, health, climate change related risks and opportunities, cybersecurity and data privacy. The S&S Committee directly reports to and advises the board on these matters. While a component of sustainability, we have retained a specific reference to safety in the name of the S&S Committee and have also retained a significant focus on safety in the S&S Committee workplan given its importance as a Nutrien core value.

2023 Highlights and Responsibilities:

Significant policies and management systems within the committee’s mandate

•	Oversaw the evaluation of the safety and sustainability programs and initiatives based on five key areas of safety (Leadership Engagement and Accountability, Employee Engagement, Process Safety and Environmental
Stewardship, SIF Prevention and Hazard Identification and site SHE Programs and Initiatives).

•	Received an overview of the Global 2023 Safety, Health and Environment Virtual Summit.

•	Reviewed safety and sustainability performance summaries to identify any performance issues.

•	Oversaw policies relating to safety and sustainability and progress towards sustainability commitments, targets and goals.

•	Oversaw the Corporation’s cybersecurity activities and policies, which includes oversight and assessment of our cybersecurity controls and of our approach to data privacy and governance in conjunction with the Audit Committee.

•	Oversaw and approved Nutrien’s 2023 ESG Report.

•	Reviewed and approved the safety and sustainability audit plan for the upcoming year.

•	Approved the 2023 SHE KPI’s and cybersecurity awareness metric.

•	Reviewed with management Indigenous strategy relations and stakeholder relations and proposed corresponding changes to the charter and workplan.

•	Attended 2 safety focused site visits.

•	Reviewed the espionage protection program and the Corporation’s goals for 2023.

Risk and compliance requirements that come within the committee’s mandate

•	Reviewed the Corporation’s remediation projects, environmental provisions and significant legal and regulatory developments respecting safety, sustainability and process safety management matters.

•	Reviewed the risks, strengths and opportunities relating to safety and sustainability, including insurable risks, as well as potential climate-related impacts to the Corporation and its operating environment.

•	Reviewed disclosure containing significant information within the committee’s mandate.

•	Worked in conjunction with stakeholders including the Executive Leadership Team, Crisis Management Team, Cybersecurity Team and the Major Incident Team to assess cybersecurity incidents, responses, recovery and training.

•	Oversaw Nutrien’s approach to data privacy and governance.

•	Oversight and review of investor engagement on sustainability topics.

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Director compensation program

Philosophy and objectives

Nutrien’s director compensation program for our independent directors is designed to:

•	attract and retain board members with the necessary skills, perspectives, experience and expertise;

•	reflect the responsibilities, commitments and risks that accompany board membership; and

•	align the interests of our board members with those of shareholders by requiring them to have a significant equity ownership interest in the Corporation.

See “Section Four: Executive Compensation” for information about our Compensation Peer Group and compensation paid to our executive director.	The CG&N Committee annually reviews director compensation using the Compensation Peer Group, which is the same peer group used to benchmark executive compensation based on the advice of our independent compensation consultant, WTW. Director compensation is generally targeted near the median of the Compensation Peer Group. Changes to Nutrien’s 2024 director compensation program were approved in 2023 in order to ensure competitive alignment. In 2021, Nutrien approved the removal of committee member fees effective for the 2022 director compensation program. Prior to these recommended changes, there have been no changes to the director compensation program since the start of Nutrien in 2018.

Any executive director (i.e., a permanent CEO) participates in the Corporation’s executive compensation program and is not entitled to additional compensation for director duties.

Our independent directors cannot participate in the Corporation’s executive compensation program or receive pensions, benefits or other perquisites.

Fees and retainers

Compensation is paid to our independent directors in the form of annual retainers, which are payable in cash and deferred share units (DSUs) and are currently as follows:

Annual Retainer	Fees Earned

Board Members

Board Member	$300,000

Board Chair	$550,000

Additional Retainer for Committee Positions

CG&N Committee Chair	$25,000

Audit Committee Chair	$25,000

HR&C Committee Chair	$25,000

S&S Committee Chair	$25,000

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Directors’ equity ownership requirements

Independent directors are expected to hold an amount equal to three times the board member annual retainer ($900,000) within five years of joining the board. DSUs (which track the value of the common shares) count towards the directors’ equity ownership requirement. Until a director has met his or her equity ownership requirement, one-half of the board member annual retainer ($150,000) must be paid in DSUs. After that, one-quarter of the board member annual retainer must be paid in DSUs, with the remainder payable in cash or DSUs. To determine compliance with the director equity ownership requirement, the value of common shares or DSUs is assessed at the higher of (i) the original common share purchase price or DSU issuance price, and (ii) the market value of the common shares or DSUs. All of our directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 23 for the equity ownership interests of each director nominated by Nutrien.

See page 64 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

Nutrien’s DSU plan

Directors can redeem their DSUs for cash only when they leave the board for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. The following is a summary of the Nutrien DSU Plan:

Eligible Participants	• Authorizes the board to grant such number of DSUs to independent directors as it may determine.

Credit to DSU Account

•  DSUs granted to the director are credited to his or her DSU account.

•  The number of DSUs issued for a cash portion of the director’s remuneration is calculated by dividing the cash portion of the remuneration by the average closing price of the common shares on the NYSE over the 10 trading days prior to the date such cash portion is converted into DSUs (generally, the last business day of each quarter).

•  Whenever cash dividends are paid on the common shares, equivalent DSUs are credited to holders.

Vesting	• DSUs fully vest upon grant.

Redemption

•  Payouts of DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death.

•  DSU payouts are equal to the market value of the redeemed DSUs on the date of redemption elected by the director or mandated by the Nutrien DSU Plan (less withholdings).

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2023 Summary of director compensation

Director summary compensation table

The following table sets out the compensation earned by each individual who served as a director of Nutrien (other than Ken Seitz) during the year ended December 31, 2023 in their capacity as directors:

Director	Fees Earned(1)	All Other Compensation	Total

Russell Girling	$550,000	Nil	$550,000

Christopher Burley	$306,096	Nil	$306,096

Maura Clark	$298,904	Nil	$298,904

Michael Hennigan	$290,000	Nil	$290,000

Miranda Hubbs	$315,000	Nil	$315,000

Alice Laberge	$290,000	Nil	$290,000

Consuelo Madere	$315,000	Nil	$315,000

Keith Martell	$290,000	Nil	$290,000

Aaron Regent	$315,000	Nil	$315,000

Nelson Silva	$290,000	Nil	$290,000

Raj Kushwaha	$290,000	Nil	$290,000

Notes:

[1]

Fees earned consists of the directors’ annual retainers and travel allowances paid in cash or DSUs. The grant date fair value of the DSUs is the average closing price of a common share on the NYSE over the 10 trading days prior to the conversion date. For the 2023 grants, the DSU grant date fair value was $73.12 (Q1), $59.45 (Q2), $62.69 (Q3) and $56.29 (Q4). The number of DSUs granted is calculated by dividing the value of the board member annual retainer to be paid in DSUs and the grant date fair value. Amounts reported exclude DSUs credited as dividend equivalents.

The following table provides a breakdown of the annual retainers and travel allowances paid to directors in respect of service provided in 2023 as identified in the “Fees Earned” column of the director compensation table (above):

Director	Board, Committee & Committee Chair Retainers	Board & Committee Attendance Fees	Travel Allowance	Total Payable	Percentage of Fees & Retainers Taken in DSUs	Total Fees & Retainers Taken in Cash	Grant Date Fair Value of Total Fees & Retainers Taken in DSUs(1)

Russell Girling	$550,000	Nil	Nil	$550,000	100%	$0	$550,000

Christopher Burley	$306,096	Nil	Nil	$306,096	50%	$153,048	$153,048

Maura Clark	$298,904	Nil	Nil	$298,904	50%	$149,452	$149,452

Michael Hennigan	$290,000	Nil	Nil	$290,000	100%	$0	$290,000

Miranda Hubbs	$315,000	Nil	Nil	$315,000	50%	$157,500	$157,500

Alice Laberge	$290,000	Nil	Nil	$290,000	25%	$217,500	$72,500

Consuelo Madere	$315,000	Nil	Nil	$315,000	25%	$242,500	$72,500

Keith Martell	$290,000	Nil	Nil	$290,000	25%	$217,500	$72,000

Aaron Regent	$315,000	Nil	Nil	$315,000	100%	$0	$315,000

Nelson Silva	$290,000	Nil	Nil	$290,000	50%	$145,000	$145,000

Raj Kushwaha	$290,000	Nil	Nil	$290,000	50%	$145,000	$145,000

Notes:

[1]	See note (1) to the Director Summary Compensation Table for a description of the calculation of grant date fair value of DSUs. Amounts reported exclude DSUs credited as dividend equivalents.

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Outstanding DSUs

The following table provides details regarding the aggregate value as at December 31, 2023 of DSUs granted to individuals who served as directors of Nutrien (other than Ken Seitz) during 2023 in their capacity as directors:

Director	Number of Unredeemed DSUs(1)	Market Value of Unredeemed DSUs(2)(3)

Russell Girling	145,895	$8,218,265

Christopher Burley	27,198	$1,532,063

Maura Clark	24,185	$1,362,341

Michael Hennigan	6,463	$364,061

Miranda Hubbs	32,159	$1,811,516

Alice Laberge	56,519	$3,183,715

Consuelo Madere	15,020	$846,077

Keith Martell	32,827	$1,849,145

Aaron Regent	46,848	$2,638,948

Nelson Silva	7,476	$421,123

Raj Kushwaha	6,701	$377,467

Notes:

[1]	All DSUs vest on the date of grant. Amounts reported include DSUs credited as dividend equivalents.
[2]	Amounts reported consist of vested but unredeemed DSUs as of December 31, 2023 and include DSUs credited as dividend equivalents.
[3]	Market value of unredeemed DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2023 of $56.33.

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DSU awards – value vested or redeemable during the year

The following table provides details regarding the outstanding DSUs that vested and were redeemed or redeemable during the year ended December 31, 2023 for individuals who served as directors of Nutrien (other than Ken Seitz) during 2023. The figures below are in reference to DSUs earned in their capacity as directors. DSUs are only redeemable when the director leaves the board.

Director	DSUs –Value vested and earned during the year(1)(2)	DSUs –Value redeemed or redeemable during the year

Russell Girling	$741,896	Nil

Christopher Burley	$183,435	Nil

Maura Clark	$174,365	Nil

Michael Hennigan	$268,511	Nil

Miranda Hubbs	$195,704	Nil

Alice Laberge	$162,709	Nil

Consuelo Madere	$90,465	Nil

Keith Martell	$121,464	Nil

Aaron Regent	$360,997	Nil

Nelson Silva	$141,647	Nil

Raj Kushwaha	$140,296	Nil

Notes:

[1]	The value of DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2023 of $56.33.
[2]	Amounts reported consist of the value of DSUs that vested but were not redeemed as of December 31, 2023 and include DSUs credited as dividend equivalents.

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Section four: Executive compensation

Section Index

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Message from our chair of the HR&C Committee

Aaron W. Regent Chair of the Human Resources & Compensation Committee 1 This is a non-GAAP financial measure, please see “Non-GAAP Financial Measures Advisory on page 89.

Dear Shareholder:

On behalf of the Human Resources & Compensation (HR&C) Committee and the board, I offer these reflections on events in 2023 and how they informed our executive compensation decisions.

The agriculture industry has come through a period of unprecedented volatility since early 2022. Market fundamentals shifted in 2023, resulting in lower fertilizer selling prices and Retail gross margins compared to the record prior year. We responded by taking a number of strategic actions to reduce our controllable costs and enhance free cash flow, delivering adjusted EBITDA[1] of $6.1 billion in 2023 and generating $5.1 billion in cash provided by operating activities.

2023 performance

•  Our Nutrien Ag Solutions (Retail) continued to see opportunities for targeted acquisitions, completing 23 across our network during the year. Our global proprietary products portfolio contributed $1.0 billion in gross margin, and we increased sales and margins from our high value proprietary plant nutritional and biostimulant product lines in 2023.

•  We advanced our whole-acre solutions and measured environmental outcomes on two million sustainably engaged acres, working with growers and collaborating with partners across our value chain. We established a validated pathway and verified GHG outcomes in Canada and verified GHG offsets and verified GHG insets in the US, based on grower data.

•  In Potash, our increased domestic sales volumes were driven by lower channel inventory and increased grower demand, as we utilized the advantages of our six-mine network and integrated supply chain to increase sales when others were more challenged.

•  We increased our annual potash ore tonnes cut using autonomous mining technology by 40 percent this year, improving the safety and efficiency of our operations.

•  Our Nitrogen business continues to benefit from our strategically advantaged assets in North America and access to low-cost natural gas. During the year, we completed brownfield expansion projects and major turnarounds that are expected to support increased operating rates going forward.

•  We remain an industry leader in low-carbon nitrogen production and continue to leverage process and product innovations while proactively addressing sustainability needs. We completed our GHG Phase 1 projects, which was a multi-year capital program that will be a key contributor to reducing our greenhouse gas emissions.

•  Also, since the launch of our Indigenous Content Playbook in 2015, we have seen continued growth in the capacity of the non-Indigenous-owned businesses we are partnered with to engage and include Indigenous peoples. In 2023, 100 percent of our Master Supply Agreements with suppliers for our Potash operating segment had Indigenous inclusion commitments. In addition, our target of a minimum of 25 percent of local spend in our Potash business having direct Indigenous economic impact was met two years ahead of our target.

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•  Nothing is more important than the safety, health and wellness of our employees, our contractors and the communities we serve. While our overall safety, health and environmental (SHE) scores achieved above target results, regretfully our safety performance in 2023 fell short of our expectations. This past year we experienced a loss that deeply impacted our organization – the tragic passing of one of our US Retail co-workers. This devastating loss reminds us of the importance of our commitment to, and relentless pursuit of, safety.

Our Executive Compensation Program

The design and philosophy of our executive compensation program is anchored around our pay for performance culture. Our programs align directly to our business strategy, company culture and our people objectives. We believe in a compensation philosophy that provides the flexibility to attract, motivate and retain talent across our various markets, while aligning outcomes with the interests of our shareholders. Our programs are structured with a focus on sustainable performance using measures tied to safety, financial, operational and strategic performance, integrating with our sustainability strategy.

The average annual incentive payout for the Named Executive Officers (NEOs) in respect of 2023 performance was 74% of target which was directly informed by our assessment of Nutrien’s financial, operational, sustainability and strategic performance. The President & CEO and EVP & President, Global Retail overall 2023 annual incentive outcomes were adjusted downward in response to the fatality.

Despite our annual total shareholder return of +11.8% over the three-year period of 2021 to 2023, the extraordinary volatility in our industry resulted in significant movements among companies in different parts of the agriculture industry in the last year of the performance period. Nutrien’s relative returns positioned it below the 25th percentile of its selected PSU peers, resulting in a zero payout for the 2021 PSU grant.

The CD&A section that follows provides a detailed and transparent review of our approach to compensation.

Our Priorities

The core elements of our compensation philosophy and program design remained unchanged during 2023 to continue to incentivize the delivery of strong financial performance while positioning the company for sustainable growth. In 2024, we will continue to evaluate and refine the most effective way to incent our strategic priorities which leverages our integrated business model through the commodity cycles and continues to position the company to deliver long-term value for our shareholders.

With the assistance of WTW, our independent compensation consultant, the HR&C Committee remains satisfied the core elements of our executive compensation program at Nutrien, as a whole and over time, has a sound governance structure, upholds our compensation philosophy, and is competitive in today’s market to attract, motivate and retain our management team.

We welcome shareholder input on our compensation programs. Though the Say on Pay vote is advisory and non-binding, we carefully consider the results and any feedback in future planning.

Yours sincerely,

Aaron W. Regent

Chair of the Human Resources & Compensation Committee

March 20, 2024

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Compensation discussion & analysis

Named Executive Officers

The five named executive officers, or NEOs, of Nutrien and its subsidiaries for the year ended December 31, 2023 include our Chief Executive Officer (CEO), our Chief Financial Officer (CFO), and the next three highest-paid executive officers. The five NEOs are as follows:

NEO	Position

Ken Seitz	President & Chief Executive Officer

Pedro Farah	Executive Vice President & Chief Financial Officer

Noralee Bradley	Executive Vice President, External Affairs & Chief Sustainability & Legal Officer

Chris Reynolds	Executive Vice President & President, Potash

Jeff Tarsi	Executive Vice President & President, Global Retail

Compensation Principles

As a leading global agricultural solutions provider, Nutrien is committed to cultivating innovative solutions for growers by leveraging the competitive advantages of our integrated business model and delivering superior shareholder value through sustainable operations.

As a result, we need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This allows us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders that rely on the long-term success of our business. Compensation is a critical tool that helps us accomplish this objective.

Our programs have been designed with a focus on sustainable performance using measures tied to both financial and operational performance with foundations in safety, health and the environment.

1 | Advantaged position across the Ag value chain	26Mmt NPK manufacturer sales volumes in 2023	>2,000 Retail selling locations across North America, South America and Australia

2 | Proven financial strength & stability	Balanced approach to capital allocation

3 | Provider of sustainable agriculture solutions	400K Tonnes CO2 permanently sequestered from our operations in 2023	Value Chain Collaborator To advance sustainable agriculture

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

The following principles guide the HR&C Committee and management in the design and administration of Nutrien’s executive compensation program, while supporting the core value of our compensation philosophy of pay-for-performance:

•	link to our business strategy and long-term value creation

•	achieve market competitiveness

•	align with good governance practices

•	mitigate compensation risk

•	assess internal pay equity

The following summarizes how we achieve our compensation principles, and highlights key risk-mitigating features incorporated into our processes and programs:

Compensation Design Features

•  Simple and transparent

•  Balance between fixed and variable compensation, with most executive total direct compensation at-risk

•  Level of fixed compensation to promote retention

•  Compensation frameworks and processes in place to provide guidance in pay decisions while supporting our commitment to pay equity and inclusion

•  Performance targets derived from Nutrien’s annual business plan and longer-term strategic business plan objectives

•  Multiple performance objectives to capture a broader view of absolute and relative performance

•  Multiple time horizons (from one to ten years) to balance the achievement of short and long-term performance and risk

•  The annual incentive plan, performance share units, restricted share units and stock options comprise the majority of executive compensation

•  Benchmark total direct compensation versus relevant peers while also considering internal equity

•  Post-retirement vesting of long-term incentive awards to encourage a long-term view of performance and risk

•  Apply judgment to address extenuating circumstances

Corporate Governance

•  HR&C Committee oversees all aspects of executive compensation to assess potential impact on business risk (including human resource risk)

•  HR&C Committee retains an external compensation consultant to provide independent advice

•  Recoupment Policy and Supplemental Recoupment Policy applies to certain incentive-based compensation

•  Mandatory executive equity ownership requirements

•  Anti-hedging policy that applies to directors and officers

•  Double trigger change in control provisions requiring both a change in control and termination of the executive are embedded in employment agreements and long-term incentive plans

•  Severance arrangements limited to two years

•  Review pay-for-performance sensitivity, payout modelling and back testing of compensation plan design

•  No stock option repricing or granting stock options at a discount

•  Shareholders have an annual “Say on Pay” vote

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Compensation Governance

The HR&C Committee reviews and recommends to the board the compensation philosophy, strategy and principles, and program design, as well as oversees the administration of executive compensation plans, policies and programs.

The HR&C Committee is composed of independent directors who have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, human resources management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of a major organization (which provides significant financial and human resources experience); (ii) involvement on board compensation committees of other entities; and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls.

This knowledge and experience, in conjunction with a comprehensive compensation decision process and the support of its independent compensation consultant, enables the HR&C Committee to formulate informed compensation recommendations for board approval.

One of the primary purposes of the committee is to assist the board in fulfilling its oversight responsibilities for executive compensation. Together with the board, the HR&C Committee is committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success.

The executive compensation elements of our committee’s charter focus on:

•  evaluating executives’ performance and recommending appropriate compensation in light of that performance;

HR&C Committee Aaron W. Regent, Chair Maura J. Clark Miranda C. Hubbs Raj S. Kushwaha Nelson L. C. Silva
•	overseeing the instruments that deliver pay-for-performance;

•	mitigating compensation risk; and

•	putting in place a process to determine competitive compensation levels and overseeing the execution of this process.

To support the decision-making process, the HR&C Committee receives input from management and independent advice from external advisors. The HR&C Committee considers the data provided by and advice of their independent consultant, as well as many other factors. Ultimately, all decisions and recommendations to the board are the committee’s own.

The HR&C Committee assesses the CEO’s performance, and makes compensation recommendations for the CEO to the independent members of the board for approval. With respect to the other executive officers, the CEO’s assessment of their performance is taken into account when making compensation decisions. The HR&C Committee reviews and approves the compensation structure and evaluation process for these other executives.

WTW has been engaged by the HR&C Committee as their independent consultant since 2018. Below is a summary of the work that was conducted in 2023:

•	completed a competitive compensation review for Nutrien’s executive positions;

•	evaluated the appropriateness of peer companies and metrics used in Nutrien’s compensation programs;

•	conducted an assessment of the risks inherent in Nutrien’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	conducted research, prepared studies and provided advice on matters as assigned by Nutrien’s HR&C Committee;

•	supported the review of Nutrien’s proxy circular;

•	analyzed the pay-for-performance alignment for Nutrien’s CEO compensation; and

•	supported Nutrien with a review and analysis of its long-term incentive plan design.

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Other distinct teams at WTW serve as management’s consultant with respect to Nutrien’s pension and benefit programs. The following represents the fees billed in 2022 and 2023 for services provided to the HR&C Committee and to management:

	Billed 2023(1)	Billed 2022(1)

Director and Executive Compensation Related Fees(2)	$599,521	$819,425

All Other Fees	$3,731,226	$3,984,886

Total	$4,330,747	$4,804,311

Notes:

1	Fees incurred in Canadian dollars have been converted to U.S. dollars at a rate of $1.00 = CAD$1.3497 for 2023, $1.00 = CAD$1.3013 for 2022.
2	Includes DB and DC Enhanced Advisory Fees of $1,800,000 in 2023 ($1,900,000 in 2022) that are paid by plan participants (DC) or via trust (DB).

The HR&C Committee is aware of the potential conflict of interest associated with the non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed is and must be pre-approved by the committee, taking into account whether or not the work would compromise their independence. To date, the HR&C Committee is satisfied that WTW continues to provide the committee with impartial advice independent of direct or indirect influence of management. However, the committee may from time to time seek second opinions on substantive issues.

The HR&C Committee based its 2023 decision concerning the independence of WTW on the following:

•

members of the executive compensation consulting team are not responsible for selling other services to Nutrien and receive no incentive or other compensation based on the fees charged to Nutrien for other services provided;

•	the executive compensation consulting team is separate and distinct from the teams that assist Nutrien’s management with the other services provided;

•

the executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Nutrien shares other than possibly through mutual funds; and

•	WTW has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

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Compensation Decision Processes

Compensation Program Risk Management

We mitigate executive compensation risk through appropriate corporate governance oversight, executive compensation plan design (as outlined above) and corporate governance policies. We also motivate certain behaviors that encourage appropriate risk-taking to drive performance in accordance with our risk profile.

As part of its mandate, the HR&C Committee:

•	actively engages with the senior leaders to understand the connection between the executive compensation program and business strategy;

•

governs compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk);

•

retains an external compensation consultant to provide independent advice on market data, plan design and current good corporate governance practices, and regularly commissions an independent risk assessment;

•	oversees a robust process to assess performance; and

•	considers the implications of the potential risks associated with Nutrien’s compensation policies and practices.

In fulfilling its mandate related to risk management, the HR&C Committee worked with WTW to conduct a compensation program risk assessment. The HR&C Committee concluded that there are no risks arising from Nutrien’s compensation policies and practices that are reasonably likely to have a material adverse effect on the corporation.

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Specific corporate governance policies related to risk management include:

•

Recoupment Policy. In accordance with the amended NYSE listing standards and related SEC rules and guidance, Nutrien adopted in 2023 a new written compensation recovery policy providing (subject to limited exceptions) for the required recovery, in the event of a triggering accounting restatement, of certain excess incentive-based compensation received (on or after October 2, 2023 and within an applicable three-year recovery) by a current or former executive officer that is based on erroneously reported financial information.

•

Supplemental Recoupment Policy. Our Supplemental Recoupment Policy allows for the discretionary recovery from a current or former executive officer of any excess incentive compensation granted or paid to the executive officer where the original award was calculated based on the achievement of certain financial results that were later subject to a financial restatement by reasons of material non-compliance with securities laws and the need for the restatement was caused or partially caused by the executive officer’s intentional misconduct, dishonesty or fraud.

•

Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements of six times salary for the President & CEO and one and a half to three times salary for our Executive Vice Presidents.

•

Securities Trading Policy. Our Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

Compensation framework

In accordance with our compensation philosophy, the salary, benefits, perquisites and retirement arrangements for executives provide the secure fixed compensation component necessary to attract and retain key executive talent. The combination of annual and long-term incentives is designed to motivate the execution of our business strategy in a manner that creates shareholder value while retaining executive talent and aligning executive interests with those of our shareholders.

The combination of the fixed and variable/at-risk compensation components provides our executives with a competitive compensation package that is designed to meet Nutrien’s needs and shareholders’ expectations. Our short term incentives are structured to integrate with our sustainability strategy and address several environmental, social and governance topics including safety, inclusion, cyber security, and greenhouse gas emissions reduction projects. We continue to evaluate and refine the most effective way to incorporate sustainability metrics within both our short term and long term incentive programs.

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Please see the below chart for an explanation of our executive compensation framework.

	Element	Objective	Design	Term	Form

Total Direct Compensation

Fixed

Short-Term	Base Salary	Attraction and retention tool to maintain competitiveness Reflect knowledge, skills and responsibilities of the executives	• Reviewed annually • Reflect market value, individual performance and experience, as well as recognize internal equity	One year	Cash

Variable / At Risk

Short-Term Incentives	Annual Incentive	At-risk compensation to motivate successful execution of annual goals related to Nutrien’s strategy

•  Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•  Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

•  Maximum upside opportunity of two times target incentive

				One year	Cash

Long-Term Incentives	Performance Share Units (PSUs)	Align the interests of executives and shareholders and reward achievement of sustained long-term performance on an absolute basis and relative to peers

•  Represents 50% of long-term incentives

•  Performance multipliers are based on Total Shareholder Return (TSR) relative to PSU Peer Group (75% weighting) and Return on Invested Capital (25% weighting)

•  Payouts are based on share price at the end of the performance period and the resulting performance multiplier

•  Overlapping awards align executives with the creation of shareholder value over successive three-year periods

				Three years	Cash
	Restricted Share Units (RSUs)	Align the interests of executives and shareholders while promoting retention

•  Represents 25% of long-term incentives

•  Payouts are based on share price at the end of the restricted period

•  Overlapping awards align executives with the creation of shareholder value over successive three-year periods

				Three years	Cash
	Stock Options	Align compensation with the creation of shareholder value	• Represents 25% of long-term incentives • Potential value based on increase in share price from the date of grant • Vest 25% per year over four years on anniversary date of grant	Ten years	Equity

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

	Element	Objective	Design/Term/Form

Indirect Compensation

Fixed

Other Elements	Retirement Arrangements	Attraction and retention tools that reflect competitive market practice and focus on the well-being of the executives	• Defined Contribution/401(k) Plans with substantially the same terms as available to other employees • Supplemental retirement arrangements for top executives
	Benefits		• Insurance, health, welfare and post-retirement benefits with substantially the same terms as available to other employees
	Perquisites		• Generally limited to an automobile allowance, financial counseling and an annual health examination

Nutrien’s target total direct compensation for the NEOs has an emphasis on variable/at-risk compensation, supporting our strong pay-for-performance culture and creating alignment with shareholders.

Compensation peer group

Nutrien benchmarks NEO
compensation levels using a peer
group of companies (the Compensation Peer Group). The HR&C Committee annually commissions its independent consultant to review the criteria and composition of the peer group.
The criteria for inclusion in the Compensation Peer Group consists of:

  autonomous, publicly traded companies;

  companies in similar industries headquartered or with their executive team based in Canada or
the U.S.; and

  companies of a similar size,
measured by revenue (generally one
half to two times Nutrien’s size) with
consideration to assets, enterprise
value and EBITDA.

The Compensation Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

•  Air Products and Chemicals, Inc.

•  Archer-Daniels-Midland Company

•  Cenovus Energy Inc.

•  CF Industries Holdings, Inc.

•  Corteva, Inc.

•  Deere & Company

•  Dow, Inc.

•  DuPont de Nemours, Inc.

•  Ecolab Inc.

•  Enbridge Inc.

•  FMC Corporation

•  Freeport-McMoRan Inc.

•  LyondellBasell Industries N.V.

•  Newmont Corporation

•  PPG Industries, Inc.

•  Suncor Energy Inc.

•  The Mosaic Company

•  The Sherwin Williams Company

•  TC Energy Corporation

In 2023, the HR&C Committee approved no changes to the Compensation Peer Group. The Compensation Peer Group will inform 2024 compensation decisions.

66	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Overall, Nutrien targets the 50th percentile of the target total direct compensation (salary plus annual and long-term incentives at target) of the Compensation Peer Group, with the flexibility to recognize the unique roles and responsibilities of Nutrien’s incumbents, their particular expertise relative to market and internal pay equity. As an additional point of reference, as appropriate and for select roles, Nutrien also considers prevailing general industry pay levels in its local talent markets.

Salary

Base salaries are reviewed every year and adjusted (as needed) to maintain market competitiveness with the Compensation Peer Group and to reflect the distinct skill set of the individual executives. The table below outlines base salaries as at December 31, 2023.

NEO	Position	Currency	2023	2022	Percentage Change

Ken Seitz	President & Chief Executive Officer	CAD	$1,150,000	$1,150,000	-

Pedro Farah	Executive Vice President & Chief Financial Officer	CAD	$1,076,093	$1,024,850	5%

Noralee Bradley	Executive Vice President, External Affairs & Chief Sustainability & Legal Officer	CAD	$832,970	$803,250	4%

Chris Reynolds(1)	Executive Vice President & President, Potash	CAD	$677,000	$663,630	2%

Jeff Tarsi	Executive Vice President & President, Global Retail	USD	$702,662	$641,700	10%

Notes:

1	Chris Reynold’s 2022 U.S. salary has been converted to Canadian dollars at a 2022 average annual exchange rate of $1.00 = CAD$1.3013.

Annual incentive plan

Our Annual Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each NEO’s annual incentive opportunity is determined by performance in up to three components, with an emphasis on key operating and financial metrics:

1.	SHE performance at the corporate level (all NEOs) and operating segment level (Chris Reynolds and Jeff Tarsi only);

2.	Nutrien corporate performance reflecting results against both financial and strategic metrics that integrate Nutrien’s environmental, social and governance related metrics (all NEOs); and
3.	Operating segment performance (Chris Reynolds and Jeff Tarsi only).

The HR&C Committee and the board have the ability to apply informed judgment to adjust outcomes based on market, operational and other realities that may not have been contemplated in the scorecard formula.

Nutrien AGM Circular 2024	67

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Performance Component	Seitz	Farah	Bradley	Reynolds	Tarsi	Performance Metrics

Corporate	✓	✓	✓	✓	✓	• SHE Site Safety Assessments • Site Culture of Care Pulse Checks • Total Recordable Injury Frequency (TRIF) • Lost Time Injury Frequency (LTIF) • Environmental Incident Frequency (EIF)
Potash				✓
Retail					✓

Corporate	✓	✓	✓	✓	✓

•  Adjusted Net Earnings Per Share(1)

•  Adjusted Cash from Operations(1)

•  Cash Selling, General and Administrative Expenses (excluding Retail)(1)

•  Execution and Delivery of Strategic Growth Initiatives, Portfolio Optimization and ESG Initiatives(2)

Potash				✓		• Potash Adjusted EBITDA • Potash Controllable Cash Cost of Product Manufactured per tonne(1) • Productivity Improvement • Investment and Project Delivery and Governance.
Retail					✓	• Retail Adjusted EBITDA • Retail Cash Operating Coverage Ratio(1) • Retail Cash Conversion Cycle(1) • Proprietary Gross Profit • Investment and Project Delivery

Notes:

1

We use non-GAAP financial measures or non-GAAP ratios to provide useful supplemental information in our financial statements, which are presented in accordance with the International Financial Reporting Standards (IRFS), as issued by the International Accounting Standards Board unless otherwise stated. These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Certain non-GAAP financial measures are used to measure financial performance, financial condition, liquidity and settle executive compensation. See page 89 for more information.

2

Strategic KPIs in 2023 represent outcome based, in-year activities that contribute to the achievement of Nutrien’s longer-term Strategic Plan. Metrics include strategic growth, investment and portfolio optimization initiatives, cybersecurity initiative and ESG initiatives including diversity hiring and greenhouse gas emission reduction projects.

Target annual incentive opportunity

The table below outlines the annual incentive targets as at December 31, 2023 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

		2023 Annual Incentive		Performance Component Weighting

NEO	2023 Salary(1)	Target (% of Salary)	Target(2)	SHE	Corporate	Operating Segment

Ken Seitz	$852,196	125%	$1,065,245	15%	85%	0%

Pedro Farah	$788,665	90%	$709,799	15%	85%	0%

Noralee Bradley	$612,182	90%	$530,359	15%	85%	0%

Chris Reynolds	$505,196	90%	$454,677	16.5%	51.5%	32.0%

Jeff Tarsi	$688,594	90%	$619,734	16.5%	51.5%	32.0%

Notes:

1	Actual salary earned in 2023. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2023 average annual exchange rate of $1.00 = CAD$1.3497.
2	2023 annual incentive target for Ms. Bradley is based on a blended NPI%.

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

2023 Annual incentive plan decisions

2023 Safety, Health & Environment (SHE) Results

As part of Nutrien’s purpose-driven culture, we strive to uphold the highest safety standards, develop respectful and positive relationships with our employees and external stakeholders, promote responsible procurement, and contribute positively to society as a whole. Safety is a core value at Nutrien ensuring everyone goes “Home safe every day”. Our SH&E vision “everyone home safe, every day”, brings our SH&E strategy (Culture of Care) and Actions (Nutrien Way) to life, guiding daily decisions and behaviors. Achieving our safety vision is an ongoing journey, not a destination. Nutrien’s “Culture of Care” is deliberate and starts with our people leaders while extending to everyone involved in Nutrien operations including our growers and customers.

Nutrien continues to make positive advances towards our global commitments to achieve top quartile SHE performance (all operating segments by 2025), zero serious injury and fatality incidents annually, continue to evolve safety coaching through performance conversations and execute a loss of containment strategy.

•

SHE Site Safety Assessments supports our SHE Strategy by evaluating the effectiveness in multiple proactive safety activities at the site level. Activities are captured across five key categories including Leadership and Accountability, Employee Engagement, Hazard identification and SIF Prevention, Environmental Stewardship and Process Safety and Site SHE Program and Initiative Implementation.

•	Culture of Care Pulse Checks supports our Culture of Care SHE strategy by implementing an employee survey and measuring the response rates across Nutrien.

•	Total Recordable Injury Frequency (TRIF) measures the total number of recorded injuries per 200,000 hours worked.

•	Lost-Time Injury Frequency (LTIF) measures the number of injuries resulting in lost time per 200,000 hours worked.

•

Environmental Incident Frequency (EIF) measures the number of loss of containment incidents multiplied by 1,000,000 and divided by tonnes of fertilizer sold (Retail segment) or tonnes of certain products produced (Nitrogen, Phosphate and Potash segments). The global EIF score is calculated using an equally weighted average across our four operating segments.

Unfortunately, in 2023 we experienced a serious incident that resulted in the fatality of one of our employees. We are deeply saddened by this loss and are committed to reinforcing the critical importance of a strong safety culture throughout the organization. In assessing performance for the year, the Committee felt it was appropriate that this tragic event be reflected through a discretionary downward adjustment in the 2023 Annual Incentive Payout. These discretionary downward adjustments are reflected in the 2023 Annual Incentive Payouts table found on page 71.

Corporate SHE Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2023 Score	Weighting	Weighted Score

SHE Site Safety Assessments	50%	100%	200%	151%	151%	53%	81%

Culture of Care Pulse Checks	50%	100%	200%	200%	200%	7%	13%

Total Recordable Injury Frequency (TRIF)	1.44	1.16	0.97	1.01	179%	7%	12%

Lost Time Injury Frequency (LTIF)	0.43	0.31	0.19	0.24	158%	23%	37%

Environmental Incident Frequency (EIF)	2.48	2.00	1.52	1.25	200%	10%	20%

Corporate SHE Score							163%

Potash SHE Score							142%

Retail SHE Score							176%

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

2023 Corporate and operating segment results

We ensure our NEOs compensation is aligned with the interests of our shareholders by establishing financial and strategic metrics supporting Nutrien’s longer term success.

•	Corporate Objectives: Financial

•	Adjusted Net Earnings Per Share(1) closely measures near-term shareholder value creation and serves to align executive interests with those of shareholders.

•

Adjusted Cash from Operations(1) measures the strength and performance of our operations and serves to focus executives on ensuring strong cash generation from Nutrien’s core business to maintain and grow the company.

•	Cash Selling, General and Administrative Expenses (excluding Retail)(1) governance ensures executives continued focus on cost control and management of Corporate overhead.

•	Corporate Objectives: Strategic

•

Execute and deliver on strategic growth initiatives, portfolio optimization, enterprise value optimization and sustainability initiatives including diversity hiring and reduction of greenhouse gas emissions. These strategic metrics represent outcome based, in-year activities that contribute to the achievement of Nutrien’s longer-term Strategic Plan.

•

Operating Segment Objectives for Potash are listed on page 68, and include adjusted EBITDA(1), Potash Controllable Cash Cost of product manufactured per tonne(1), productivity improvement, and investment and project related metrics.

•

Operating Segment Objectives for Retail are listed on page 68, and include adjusted EBITDA(1), Retail cash operating coverage ratio(1), retail cash conversion cycle(1), proprietary gross profit and investment and project related metrics.

Corporate Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2023 Score	Weighting	Weighted Score

Adjusted Net Earnings Per Share (US$/share)(1)	$6.50	$8.50 – 10.00	$12.00	$4.44	0%	23.5%	0%

Adjusted Cash from Operations (US$ millions)(1)	$5,000	$6,000 – 6,700	$7,700	$4,631	0%	23.5%	0%

Cash Selling, General & Administrative Expenses (excluding Retail) (US$ millions)(1)	$380	$360	$340	$346	170%	5.9%	10%

Financial Performance Indicators					19%	52.9%	10%

Strategic Performance Indicators(2)					116%	47.1%	54%

Corporate Score							64%

Potash Business Unit Score							52%

Retail Business Unit Score							49%

Notes:

1	This is a non-GAAP financial measure, please see “Non-GAAP Financial Measures Advisory” on page 89.
2

Strategic performance indicators, as described starting on page 68, ensure we align our NEO compensation with the execution of Nutrien’s strategy in support of our longer term success. We had a strong overall performance related to these strategic metrics in 2023. Success was linked to the advancement of key strategic initiatives across the organization to align with Nutrien’s strategic goals. This included excellent execution in our Enterprise Value Optimization from our commercial team, employee engagement in decreasing our cybersecurity risk, advancements in mining technology in our Potash business, and execution of greenhouse gas emission reduction projects supporting Nutrien’s 2030 sustainability commitments. Additionally, some progress was made related to diversity hiring for the year, while strategic proprietary gross profit growth in Retail performed below expectation.

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

2023 Annual incentive payouts

The table below outlines actual annual incentive payouts as at the year ending December 31, 2023 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

		Target Incentive (% of salary)	SHE Performance		Corporate Performance		Business Unit Performance		Overall Score (%) of Target	2023 Annual Incentive Payout
NEO	2023 Salary(1)		Weight	Score	Weight	Score	Weight	Score

Ken Seitz	$852,196	125%	15%	163%	85%	64%	-	-	71%	$755,951(2)

Pedro Farah	$788,665	90%	15%	163%	85%	64%	-	-	79%	$559,676

Noralee Bradley	$612,182	90%	15%	163%	85%	64%	-	-	76%	$418,188(3)

Chris Reynolds	$505,196	90%	16.5%	148%	51.5%	64%	32%	52%	74%	$336,552

Jeff Tarsi	$688,594	90%	16.5%	172%	51.5%	64%	32%	49%	69%	$429,588(2)

Notes:

1	Actual salary earned in 2023. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2023 average annual exchange rate of $1.00 = CAD$1.3497.
2	The overall 2023 Annual incentive payouts have been adjusted downward for Mr. Seitz and Mr. Tarsi as a result of the fatality that occurred in the Retail operating segment in 2023.
3	2023 Annual incentive payout for Ms. Bradley is based on blended NPI % targets.

Long-term incentive program

The long-term incentive (LTI) program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with the interests of our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of Performance Share Units (PSUs), Restricted Share Units (RSUs) and Stock Options. See “Schedule A – Nutrien Long-Term Incentive Plans” for the terms and conditions attached to the Nutrien 2023 long-term incentive awards.

The HR&C Committee believes that this mix of long-term awards will continue to focus our executives on long-term value creation and thereby align their interests with those of our shareholders. The HR&C Committee further believes that the long-term incentive program supports a balanced approach to risk management.

Performance share units (PSUs)

The PSUs cliff vest and are settled in cash at the end of three years, contingent on achievement of predetermined performance conditions over the three-year performance period.

For grants issued in 2023, two performance measures were applied:

•	Relative Total Shareholder Return (TSR) (75% weighting). At the end of the three-year performance period, Nutrien’s TSR performance is compared to that of the PSU Peer Group (discussed below). Performance is assessed over the full three-year performance period to determine the performance multiplier. The graph below illustrates the performance range and multiplier that can range from 0 to 200 percent of target.

•	Absolute Return on Invested Capital (ROIC)(1) (25% weighting). ROIC performance is measured against Nutrien’s Weighted Average Cost of Capital (WACC). Performance is assessed at the end of each year, with the resulting three years averaged over the performance period to determine the multiplier. The table below illustrates the performance range and multiplier that can range from 0 percent to 200 percent of target.

Nutrien AGM Circular 2024	71

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Performance Multiplier Applied on PSU Vesting Date	ROIC(1) Achieved – Annual ROIC averaged over a 3-year Period (Simple Average)

0%	ROIC < 3-year average WACC

Threshold (50% Achievement)	ROIC = 3-year average WACC

Target (100% Achievement)	ROIC = 3-year average WACC + 0.5% Premium

Maximum (200% Achievement)	ROIC = 3-year average WACC + 5.0% Premium

Notes:

1	This is a non-GAAP financial measure, please see “Non-GAAP Financial Measures Advisory” on page 89.

Dividend equivalents accrue and are cash settled at the end of the performance period. The multiplier and vesting conditions apply to both the original grant and dividend equivalents at payout.

PSU Peer Group

Given the diverse nature of the Corporation’s business, the HR&C Committee has found it challenging to set a PSU Peer Group derived solely of Nutrien’s direct competitors. Therefore, a group of companies with some competitive overlap has been identified and used, consisting of competitors in one or more segments of our business, competitors for shareholder investment or companies with similar business models. The criteria for inclusion in the PSU Peer Group consists of:

✓	companies in the fertilizer or agricultural industries;

✓	companies with comparable enterprise value; and

✓	companies that have a similar risk profile.

It is anticipated that the PSU Peer Group will evolve over time to reflect these criteria, with a view to ensuring the change in peers does not result in unintended consequences. The PSU Peer Group was reviewed in 2023 and no changes were made.

The HR&C Committee considers it appropriate to establish separate peer groups for compensation and performance assessment purposes. The Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that represent reasonable investment alternatives for shareholders.

72	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

The PSU Peer Group utilized for the 2023 grant was comprised of the following companies:

• AGCO Corporation • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Corteva, Inc.	• Deere & Company • FMC Corporation • Incitec Pivot Limited • Ingredion Incorporated • ICL Group Ltd.	• K+S Aktiengesellschaft • Sociedad Quimica y Minera de Chile S.A. • The Mosaic Company • Yara International ASA

Restricted share units (RSUs)

RSUs are settled in cash at the end of the three-year restricted period. Dividend equivalents accrue and are also cash settled at the end of the restricted period. The vesting conditions apply to both the original grant and dividend equivalents at payout.

Stock options

Stock options align our executives with the expectations of shareholders as any value realized is dependent on an increase in Nutrien’s share price. They are long-term in nature, with a ten-year term and vesting period over four years which also encourages retention.

2023 PSU, RSU and stock option grants

During 2023, Nutrien granted long-term incentives to the following NEOs:

		Long-Term Incentive Mix			Number Granted

NEO	Target Award Value (% of salary)	Performance Share Units	Stock Options	Restricted Share Units	Performance Share Units(1)	Stock Options(2)	Restricted Share Units(1)

Ken Seitz	650%	50%	25%	25%	36,455	53,728	18,228

Pedro Farah	275%	50%	25%	25%	13,745	20,257	6,872

Noralee Bradley	250%	50%	25%	25%	9,794	14,434	4,897

Chris Reynolds	250%	50%	25%	25%	8,452	12,456	4,226

Jeff Tarsi	250%	50%	25%	25%	11,644	17,161	5,822

Notes:

1	Number of PSUs and RSUs granted was based on Nutrien’s average share price for the month of December 2022 on the NYSE of $75.43.
2	Number of stock options granted was based on the volume weighted average NTR-NYSE share price of $79.97 on February 10, 2023 and the option value ratio used for financial reporting purposes of 32%.

Management equity ownership requirements

NEOs and certain other designated executive officers are expected to hold an amount of equity equal to a multiple of base salary within five years of their appointment. The President & Chief Executive Officer’s hold period extends one year post retirement. The equity ownership calculation includes unvested RSUs and common shares. To determine compliance with the equity ownership requirements, the value of common shares is assessed at the higher of (i) the original common share purchase price, and (ii) the market value of the common shares. The value of RSUs is based on market value. Stock options do not count towards the equity ownership requirements. The HR&C Committee reviews the equity ownership of senior executives on a semi-annual basis. All of our NEOs are in compliance with their equity ownership requirements.

See page 64 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

Nutrien AGM Circular 2024	73

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

The following table sets out the equity ownership interests of applicable NEOs as at March 11, 2024:

	Equity Ownership Requirement(1)		Equity Ownership		NEO’s Equity-at-Risk(2)

NEO	Multiple of Base Salary	Ownership Requirement After Five Years(3)	Common Shares (#)	Eligible RSUs (#)(4)	Common Shares	RSUs(4)	Total Equity Ownership	Multiple of Base Salary

Ken Seitz(5)	6x	$5,114,280	33,123	72,338	$2,649,680	$3,850,529	$6,500,210	7.6

Pedro Farah	3x	$2,392,800	33,760	25,328	$1,797,045	$1,348,234	$3,145,279	3.9

Noralee Bradley	3x	$1,852,192	8,612	17,850	$615,085	$950,131	$1,565,216	2.5

Chris Reynolds	3x	$1,505,377	5,128	16,982	$353,497	$903,965	$1,257,461	2.5

Jeff Tarsi	3x	$2,107,986	2,219	21,626	$118,117	$1,151,178	$1,269,296	1.8

Notes:

1	Executive officers have five years to comply with equity ownership requirements.
2	Based on Nutrien’s closing share price on the NYSE on March 11, 2024 of $53.23.
3	Base salaries paid to NEOs in Canadian dollars have been converted into U.S. dollars at the Bank of Canada exchange rate on March 11, 2024 of $1.00 = CAD$1.3491.
4	Amounts reported include eligible share-based awards credited as dividend equivalents.
5	Mr. Seitz also owns 131,757 PSUs. PSUs are not included in the equity ownership calculation.

Total shareholder return – share performance graph

The following graph illustrates Nutrien’s Total Shareholder Return in Canadian dollars, assuming an initial investment of CAD$100 in our common shares on January 1, 2019 (assuming reinvestment of dividends) and compares it to the return of the S&P/TSX Composite Index during that same five-year period. Long-term incentives represent a significant portion of our NEOs compensation, where the value realized is tied directly to share price performance.

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Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Cost of management ratios

The cost of management ratio expresses the total compensation paid or awarded to the NEOs (including the CEO) as disclosed in the three-year Summary Compensation Table, as a percentage of net earnings and market capitalization of the Corporation.

	2023	2022	2021

Total compensation reported for the named executives ($ millions)(1)	20	23	44

Net Earnings ($ millions)	1,282	7,687	3,179

Market Capitalization ($ millions)	27,858	37,044	41,923

Cost of Management Ratio (based on Net Earnings)	1.55%	0.30%	1.38%

Cost of Management Ratio (based on Market Capitalization)	0.07%	0.06%	0.10%

Notes:

1	Total NEO compensation as set forth in the management proxy circular for that year.

Nutrien AGM Circular 2024	75

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

2023 Executive compensation

Summary Compensation Table

The following table provides a summary of the compensation of our NEOs for services rendered in all capacities during 2023, 2022, and 2021. Nutrien maintains executive compensation in its home currency (Canadian based NEOs are paid in Canadian dollars and U.S. based NEOs are paid in U.S. dollars). All figures, however, are reported in U.S. dollars unless otherwise indicated. Specific aspects of this compensation are dealt with in further detail in the tables and notes on the following pages:

NEO	Position	Year	Salary(1) ($)	Share-based Awards(2)(3) ($)	Option based Awards(4) ($)	Non-Equity Incentive Plan Compensation - Annual Incentive Plans ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation(7) ($)

		2023	852,196	4,216,059	1,325,577	755,951	308,383	21,728	7,479,894

Ken Seitz	President & CEO	2022	828,777	4,694,067	944,468	1,403,317	837,378	16,779	8,724,785

		2021	676,826	1,246,592	791,139	1,019,980	432,206	15,477	4,182,220

		2023	788,665	1,589,571	499,781	559,676	347,184	59,634	3,844,511

Pedro Farah	EVP & CFO	2022	781,421	1,655,610	518,150	962,789	425,499	37,964	4,381,434

		2021	789,482	1,221,746	1,060,622	1,277,184	475,080	49,409	4,873,523

Noralee Bradley	EVP, External Affairs & Chief Sustainability & Legal Officer	2023	612,182	1,132,676	356,116	418,188	249,687	20,637	2,789,486
		2022	609,384	1,157,202	362,164	625,685	333,887	36,429	3,124,750
		2021	607,069	854,396	741,697	818,406	341,009	68,464	3,431,040

Chris Reynolds	EVP & President, Potash(8)	2023	505,196	977,474	307,314	336,552	203,450	105,299	2,435,285
		2022	420,678	686,471	120,945	328,940	212,326	16,763	1,786,123

Jeff Tarsi	EVP & President, Global Retail	2023	688,594	1,346,629	423,396	429,588	285,085	10,378	3,183,670
		2022	622,476	2,304,449	227,184	756,116	118,884	5,126	4,034,235

Notes:

1	Amounts reported represent the actual salary amount paid to NEOs in the years indicated.
2

Amounts reported for 2023, 2022 and 2021 represent the grant date fair value of PSUs awarded in 2023, 2022 and 2021. Grant date fair value reflects the number of PSUs/RSUs granted multiplied by the volume weighted average price for the trading day prior to the grant date. The values shown are derived at a point in time and will be different than the value upon vesting. As such, the 2023, 2022 and 2021 PSU/RSU awards are reported on this basis. See page 78 for the value of outstanding PSU/RSU awards at December 31, 2023.

76	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

	Grant Value

Assumptions	2023	2022	2021

Grant date fair value	$77.10	$73.74	$56.62

Expected life in years	3	3	3

Accounting fair value	$49.57	$86.62	$69.81

3	In connection with Mr. Seitz’s President and Chief Executive Officer role effective August 8, 2022, Mr. Seitz was awarded 2022 PSUs and RSUs valued at $1,944,202 at time of grant.

On August 18, 2021, Mr. Tarsi’s was awarded a one-time transitional 2022 LTIP grant valued at $1,000,000 at time of grant in recognition of his promotion to Senior Vice President, Global Retail Strategy. Effective September 1, 2022, Mr. Tarsi was appointed to Executive Vice President and President, Global Retail and was awarded PSUs and RSUs valued at $665,000 at time of grant.

In connection with Mr. Reynold’s interim assignment as Co-Chair, Interim Potash Leader, Mr. Reynold’s was awarded 2022 RSUs valued at $300,000 at time of grant.

4

Amounts reported for 2023, 2022 and 2021 represent the grant date fair value of stock options awarded in 2023, 2022 and 2021 as calculated for financial reporting purposes (accounting fair value). Grant date fair value has been calculated using the Black-Scholes-Merton option pricing model. Consistent with prevailing market practice, the HR&C Committee approved the use of the accounting value for determining stock option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. As such, the 2023, 2022, and 2021 stock option awards are reported on this basis. Underlying assumptions and values are outlined in the table below. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. See page 78 “Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2023.

	Grant Value

Assumptions	2023	2022	2021

Share price on date of grant	$77.10	$73.74	$56.62

Expected life in years	8.5	8.5	8.5

Expected volatility	33%	30%	29%

Expected annual dividend yield	2.49%	2.45%	3.22%

Option value ratio	32%	24%	19%

5	Amounts reported include all compensatory items related to the defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.
6

Amounts reported represent all perquisites and include items such as car allowance, financial planning, vacation payout and executive medicals. In 2022 and 2021, Mrs. Bradley received $25,569 and $52,987 of relocation services and in 2023 Mr. Reynolds received $86,365 in relocation services.

7

For 2023, 2022, and 2021 cash compensation data amounts for compensation paid in Canadian dollars has been converted into U.S. dollars at the average annual exchange rate of and $1.00 = CAD$1.3497, $1.00 = CAD$1.3013, and $1.00 = CAD$1.2535, respectively. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2023, 2022, and 2021 Bank of Canada exchange rates on December 31 of $1.00 = CAD$1.3544, $1.00 = CAD$1.3544, and $1.00 = CAD$1.2678, respectively. Equity compensation is denominated in U.S. dollars and thus does not require the application of an exchange rate.

8	Mr. Reynolds was appointed EVP & President Potash effective September 29, 2022. Mr. Reynolds received a one-time recognition bonus of $300,000 for expanded responsibilities beginning in 2022.

Nutrien AGM Circular 2024	77

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2023:

	Option-Based Awards					Shared-Based Awards

NEO	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise Price ($)	Options Expiration Date	Aggregate Value of Unexercised In the- Money Options ($)	Share Based Awards Grant Date	Number of PSUs that have not Vested(1) (#)	Market Value of PSUs that have not Vested (Performance to Date)(1)(2) ($)	Market Value of PSUs that have not Vested (Target Performance) (1)(2) ($)	Payout Value of PSUs that have Vested and are not Paid Out(2)(3) ($)	Number of RSUs that have not Vested(1)(2) (#)	Market Value of RSUs that have not Vested (Target Performance) (1)(2) ($)	Payout Value of RSUs that have Vested and are not Paid Out(1)(2) ($)

Ken Seitz	18-Feb-20	28,427	42.23	18-Feb-30	400,821	17-Feb-21	Nil	Nil	Nil	Nil	Nil	Nil	330,875
	17-Feb-21	36,770	56.62	17-Feb-31	Nil	16-Feb-22	40,903	1,152,027	2,304,054	Nil	26,465	1,490,750	Nil
	16-Feb-22	53,367	77.50	16-Feb-32	Nil	15-Feb-23	37,703	807,047	2,123,807	Nil	18,852	1,061,933	Nil
	15-Feb-23	53,728	78.95	15-Feb-33	Nil
	Total	172,292			400,821	Total	78,606	1,959,074	4,427,862	Nil	45,317	2,552,683	330,875

Pedro Farah	19-Feb-19	23,013	53.54	19-Feb-29	64,206	17-Feb-21	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	18-Feb-20	76,219	42.23	18-Feb-30	1,074,688	16-Feb-22	15,840	446,146	892,292	Nil	7,920	446,146	Nil
	17-Feb-21	73,943	56.62	17-Feb-31	Nil	15-Feb-23	14,216	304,289	800,761	Nil	7,107	400,351	Nil
	16-Feb-22	29,278	77.50	16-Feb-32	Nil
	15-Feb-23	20,257	78.95	15-Feb-33	Nil
	Total	222,710			1,138,894	Total	30,056	750,435	1,693,053	Nil	15,027	846,497	Nil

Noralee Bradley	17-Feb-21	51,709	56.62	17-Feb-31	Nil	17-Feb-21	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	16-Feb-22	20,464	77.50	16-Feb-32	Nil	16-Feb-22	11,072	311,837	623,674	Nil	5,536	311,837	Nil
	15-Feb-23	14,434	78.95	15-Feb-33	Nil	15-Feb-23	10,129	216,821	570,582	Nil	5,065	285,291	Nil
	Total	86,607			Nil	Total	21,201	528,658	1,194,256	Nil	10,601	597,128	Nil

Chris Reynolds	18-Feb-20	8,766	42.23	18-Feb-30	123,601	17-Feb-21	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	17-Feb-21	11,356	56.62	17-Feb-31	Nil	16-Feb-22	3,698	104,144	208,289	Nil	6,293	354,461	Nil
	16-Feb-22	6,834	77.50	16-Feb-32	Nil	15-Feb-23	8,741	187,112	492,399	Nil	4,371	246,200	Nil
	15-Feb-23	12,456	78.95	15-Feb-33	Nil

	Total	39,412			123,601	Total	12,439	291,256	700,688	Nil	10,663	600,660	Nil

Jeff Tarsi	19-Feb-19	9,112	53.54	19-Feb-29	25,422	17-Feb-21	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	18-Feb-20	13,846	42.23	18-Feb-30	195,229	16-Feb-22	25,679	723,258	1,446,517	Nil	7,920	446,146	Nil
	17-Feb-21	23,892	56.62	17-Feb-31	Nil	15-Feb-23	12,043	257,777	678,360	Nil	7,107	400,351	Nil
	16-Feb-22	12,837	77.50	16-Feb-32	Nil
	15-Feb-23	17,161	78.95	15-Feb-33	Nil
	Total	76,848			220,651	Total	37,722	981,035	2,124,877	Nil	15,027	846,497	Nil

Notes:

1	Includes PSUs and RSUs credited as dividend equivalents.
2

The 2022 and 2023 PSU grants reflect the market value of PSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2023 of $56.33 and tracking performance to December 31, 2023 (as applicable). The 2022 and 2023 RSU grants reflect the market value of RSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2023 of $56.33.

3	PSUs granted that matured in 2023 did not pay out due to a performance multiplier of 0% for the period based on Nutrien performance for 2023, 2022, and 2021.

78	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2023:

	Option-based Awards			Share-based Awards			Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
NEO	Grant Date	Number Vested(1) (#)	Value Vested or Earned During the Year(2) ($)	Grant Date	PSU Value Vested or Earned During the Year(3) ($)	RSU Vested or Earned During the Year(3) ($)

Ken Seitz	18-Feb-20	28,426	923,276	17-Feb-21	Nil	330,875
	17-Feb-21	18,386	332,603
	16-Feb-22	13,342	5,604
	Total		1,261,483	Total	Nil	330,875	755,951

Pedro Farah	19-Feb-19	23,013	487,185	17-Feb-21	Nil	Nil
	18-Feb-20	38,109	1,237,780
	17-Feb-21	24,648	445,882
	16-Feb-22	7,320	3,074
	Total		2,173,922	Total	Nil	Nil	559,676

Noralee Bradley	17-Feb-21	17,237	311,817	17-Feb-21	Nil	Nil
	16-Feb-22	5,116	2,149
	Total		313,966	Total	Nil	Nil	418,188

Chris Reynolds	19-Feb-19	4,864	102,971	17-Feb-21	Nil	Nil
	18-Feb-20	8,767	284,752
	17-Feb-21	5,679	102,733
	16-Feb-22	1,709	718
	Total		491,174	Total	Nil	Nil	336,552

Jeff Tarsi	19-Feb-19	7,278	154,075	17-Feb-21	Nil	Nil
	18-Feb-20	11,923	387,259
	17-Feb-21	7,723	139,709
	16-Feb-22	3,210	1,348
	Total		682,392	Total	Nil	Nil	429,588

Notes:

1	Vesting of stock options is determined by the board at the time of grant. Nutrien stock options generally vest in 25% annual increments over a four year period.
2	The value vested or earned during the year for option-based awards has been calculated based on the number of stock options vested at the time and the share prices at the time of vesting.
3	Amounts reported include PSUs and RSUs credited as dividend equivalents.
4

Represents the total payments to each NEO under Nutrien’s Annual Incentive Plan attributable to performance in 2023. Incentive paid in Canadian dollars has been converted into U.S. dollars at a 2023 average annual exchange rate of $1.00 = CAD$1.3497.

Nutrien AGM Circular 2024	79

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Options Exercised and Value Realized During the Year

The following table provides details regarding the option-based awards exercised by the NEOs while in office during the year ended December 31, 2023:

	Option-Based Awards

NEO	Grant Date	Number Exercised (#)	Value Realized During the Year

Ken Seitz	18-Feb-20	56,853	$2,222,568
	17-Feb-21	36,771	$908,363

Chris Reynolds	19-Feb-19	4,864	$134,181
	18-Feb-20	8,767	$340,852
	17-Feb-21	5,679	$138,991

Jeff Tarsi	18-Feb-20	10,000	$392,046

Total		122,934	$4,137,001

80	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Number of securities issuable and issued as at December 31, 2023

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 – Information Circular. All information in the table is given based on the 494,551,730 outstanding common shares of Nutrien as at December 31, 2023.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by shareholders	(a)	(b)	(c)

Nutrien Stock Option Plan	2,627,076	$56.01	12,772,517

Agrium Legacy Stock Option/TSAR Plan Approved by Shareholders of Agrium(1)	277,535	$45.43	Nil

PotashCorp Legacy Stock Option Plans Approved by Shareholders of PotashCorp(2)	377,686(3)(4)	$67.87	Nil

Total	3,282,297	$56.48	12,772,517

Notes:

1

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy Agrium Stock Option Plan (the Agrium Legacy Stock Option Plan) and the outstanding stock options granted under the plan. The Agrium Legacy Stock Option Plan is the only legacy Agrium incentive compensation plan that is settled in treasury shares, as described in “Schedule B – Summary of Agrium Legacy Long-Term Incentive Plans.” Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share. No further stock options may be granted under the Agrium Legacy Stock Option Plan.

2

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy PotashCorp Performance Stock Option Plans implemented in the years prior to 2016 and the PotashCorp 2016 Long-Term Incentive Plan (collectively, the PotashCorp Legacy Stock Option Plans), and the outstanding awards (performance stock options, stock options and PSUs) granted under the plans. The PotashCorp Legacy Stock Option Plans are the only legacy PotashCorp incentive compensation plans that are settled in treasury shares, as described in “Schedule C – Summary of PotashCorp Legacy Long-Term Incentive Plans.” Only performance stock options and stock options remain outstanding and outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share. No further awards may be granted under the PotashCorp Legacy Share-Based Plans.

3	Under the PotashCorp 2016 Long-Term Incentive Plan, 148,926 stock options outstanding are not subject to performance vesting criteria.
4

Under the PotashCorp Performance Stock Option Plans implemented between 2014 and 2015, an aggregate of 228,760 performance stock options that are outstanding were subject to performance vesting criteria. For the performance stock options, the amount reported reflects actual units vested based on relevant performance vesting criteria.

Burn Rates

The annual burn rates over the last three financial years for common shares granted annually under the Stock Option Plan are as set out in the table below. In accordance with the rules of the Toronto Stock Exchange, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage.

	Burn Rate

Share-based Compensation Arrangements	2023	2022	2021

Nutrien Stock Option Plan	0.06%	0.07%	0.27%

Nutrien AGM Circular 2024	81

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Legacy awards made under the Agrium Legacy Stock Option Plan and the PotashCorp Legacy Stock Option Plan will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027) following which the legacy plans will terminate.

Retirement arrangements

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The plans are of the defined contribution (DC Plans) or defined benefit (DB Plans) type.

Summary of Retirement Arrangements

Seitz, Farah, Bradley, Tarsi, and for credited service effective August 7, 2023 forward, Reynolds

DC Plan

•  Nutrien contributes up to 9% of eligible earnings to the maximum imposed by the Income Tax Act (Canada).

•  While tax contribution limits for the DC Plans differ between Canada and the U.S., for consistency, Nutrien bases the 401(k) Savings Plan company limit on the Canadian DC Plan for the participating U.S. NEOs.

DB SERP

•  Provides a pension benefit of 2% of the average of the three years’ highest earnings multiplied by years of service as a designated executive.

•  Earnings for pre-2020 service are defined as salary in excess of the Canadian DC Plan eligible earnings, plus actual incentive to a maximum of the target incentive, capped at $2,500,000 for the CEO and $1,000,000 for other NEOs.

•  Earnings for post-2019 service are defined as salary in excess of the Canadian DC Plan eligible earnings, plus target incentive to a maximum of 50% of the NEO’s base salary.

•  Nutrien does not grant additional service credit, except as needed to recognize the notice period in the event an NEO is terminated without cause.

•  Total pension payable is further limited to 70% of final salary.

•  Normal retirement is age 60. Early retirement is available at age 55, however pension benefits are reduced by 6% for each year retirement occurs before age 60.

•  Benefits are paid for life with a spousal survivor pension of 60% of the NEO’s pension or a 15-year guarantee for an NEO without a spouse at retirement.

•  Participants that enter the plan vest at 16.7% per year.

•  The DB SERPs are unfunded; benefits are paid from Nutrien’s general revenues.

•  The DB SERP for Canadian NEOs is secured through a letter of credit or surety bond held by a third-party trustee. The DB SERP for the U.S. NEOs is not secured.

Reynolds, for credited service from date of hire through August 6, 2023

DB Plan

•  Provides a pension benefit of 1.5% of final average monthly compensation restricted by IRS pay limits, multiplied by years of benefit service.

•  Final average monthly compensation is the average of the highest 60 months while active in the plan.

•  Earnings are defined as total compensation including amounts under the annual incentive plan.

•  Normal retirement is age 65. Early retirement is available at age 55 with at least five years of service, however pension benefits are reduced by 6% for each year that the benefit begins between ages 65 and 60; plus 4% for each year that the benefit begins between ages 60 and 55.

Legacy DB SERP

•  Provides a pension benefit of 1.5% final average monthly compensation calculated without regard to the IRS limitations multiplied by years of benefit service less pension benefits paid from the DB Plan noted above.

•  Benefits are paid in the form of a lump sum payment.

•  The Legacy DB SERP benefits are paid from Nutrien’s general revenues.

82	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Retirement Arrangements Value Disclosure

The following table presents the benefits accumulated under the DC Plans as of December 31, 2023:

NEO	Accumulated value at start of year(1) ($)	Compensatory(1) ($)	Accumulated value at year end(1) ($)

Ken Seitz	74,739	14,030	110,400

Pedro Farah	81,582	14,030	117,135

Noralee Bradley	59,737	14,030	93,362

Chris Reynolds	658,880	25,921	707,908

Jeff Tarsi	1,540,071	25,166	1,774,816

Notes:

1

Dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2023 and 2022 of $1.00 = CAD$1.3226 and $1.00 = CAD$1.3544, respectively and the compensatory amounts at the 2023 annual average exchange rate of $1.00 = CAD$1.3497.

The following table presents, as at December 31, 2023, accrued pension obligations and projected annual retirement benefits associated with the DB Plan and DB SERPs payable to NEOs assuming the NEOs were to retire as of the stated dates:

		Annual benefits payable(2)(3) ($)

NEO	Number of years credited service(1) (#)	At year end(4)	At age 60(4)	At age 65(4)	Opening present value of defined benefit obligation(4)(5) ($)	Compensatory change(4)(6) ($)	Non compensatory change(4)(7) ($)	Closing present value of defined benefit obligation(4)(5) ($)

Ken Seitz	4.250	87,805	194,596	295,534	1,132,123	294,353	104,444	1,530,920

Pedro Farah	4.917	94,431	94,431	125,428	1,149,013	333,154	135,340	1,617,507

Noralee Bradley	3.832	57,169	97,570	172,164	644,297	235,657	79,400	959,354

Chris Reynolds(8)	20.403	206,457	305,331	359,038	1,092,493	177,529	23,266	1,293,288

Jeff Tarsi	1.334	22,507	22,507	88,598	75,955	259,919	2,855	338,769

Notes:

1	None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation.
2	The normal retirement age for all NEOs is 60. The normal retirement age for Mr. Reynold’s Legacy DB SERP is 65, however, reduced benefits are available at age 55 with 5 years of service.
3	The projected annual pension benefits are calculated assuming the highest average earnings remain unchanged from December 31, 2023.
4

For Canadian plan members, the annual benefits payable and the defined benefit obligations as at December 31, 2023 have been converted from Canadian dollars to U.S. dollars using the exchange rate on December 31, 2023 of $1.00 = CAD$1.3226. The defined benefit obligation as at December 31, 2022 was converted at the December 31, 2022 exchange rate of $1.00 = CAD$1.3544. The remaining components were converted at the 2023 average annual exchange rate of $1.00 = CAD$1.3497.

5

The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the beginning of year and end of year. The calculation of the amounts shown in the table used actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the respective consolidated financial statements. For key assumptions used, see the notes to the Corporation’s audited consolidated financial statements.

6

The amount related to service cost and compensation changes differ from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

7	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.
8

Effective August 6, 2023, Mr. Reynolds’ benefits under the DB Plan and the Legacy DB SERP were frozen and he began to accrue benefits under the Canadian DB SEPP starting August 7, 2023. Accordingly, the annual benefits payable, the credited service, the opening present value and the closing present value of defined benefit obligation include the benefits accrued under the DB Plan and the Legacy DB SERP through August 6, 2023 and under the Canadian DB SEPP thereafter.

Nutrien AGM Circular 2024	83

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Employment agreements, termination & change in control

The HR&C Committee believes that executive employment agreements for the Corporation’s senior executives are a necessary component of a competitive executive compensation program and an important risk management tool by creating certainty in severance and other benefits payable upon certain termination events.

Our senior executives have each entered into a standardized executive employment agreement with Nutrien.

Highlights of the Executive Employment Agreements

•  Simplifies our overall executive compensation program by aligning our executive employment agreements and the annual and long-term compensation plans.

•  Does not provide for special treatment of long-term incentives if the executive officer leaves under various circumstances. Treatment of long-term incentives is covered by the long-term incentive plans.

•  Change in control provisions, as applicable, are double trigger, which means that within two years of a change in control, the Corporation must terminate the executive without cause, or the executive must resign for good reason, for the payouts and benefits to be triggered.

•  Severance arrangements serve as consideration for restrictive covenants imposed on the executive, including an agreement not to compete or solicit following his or her departure, and an agreed form of release.

•  Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy or Supplemental Recoupment Policy.

Incremental Amounts Payable

The following table presents the incremental amounts payable to each NEO in two different circumstances, assuming the event occurred on December 31, 2023. There are no incremental amounts payable if the NEO retires, resigns voluntarily or is terminated for cause, or on a change in control without termination. PSUs and stock options are treated according to the terms and conditions of the long-term incentive plans. See below for information about the NEO employments agreements.

84	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

NEO	Termination without Cause/ Constructive Dismissal - No Change in Control ($)	Termination without Cause/ Constructive Dismissal - Within Two Years of a Change in Control ($)

Ken Seitz

Salary/Annual Incentive	3,834,883	3,834,882

Benefits	33,248	33,248

Long-Term Incentives

PSUs(2)	Nil	4,427,862

RSUs(2)	Nil	2,552,683

Stock Options(3)	Nil	400,821

Pension Benefits	1,226,621	1,226,621

Total Compensation	5,094,751	12,476,116

Pedro Farah

Salary/Annual Incentive	3,030,226	3,030,226

Benefits	28,090	28,090

Long-Term Incentives

PSUs(2)	Nil	1,693,053

RSUs(2)	Nil	846,497

Stock Options(3)	Nil	537,351

Pension Benefits	555,421	555,421

Total Compensation	3,613,737	6,690,638

Noralee Bradley

Salary/Annual Incentive	2,345,604	2,345,604

Benefits	25,288	25,288

Long-Term Incentives

PSUs(2)	Nil	1,194,256

RSUs(2)	Nil	597,128

Stock Options(3)	Nil	Nil

Pension Benefits	757,298	757,298

Total Compensation	3,128,190	4,919,574

Chris Reynolds

Salary/Annual Incentive	1,906,400	1,906,400

Benefits	22,391	22,391

Long-Term Incentives

PSUs(2)	Nil	700,688

RSUs(2)	Nil	600,660

Stock Options(3)	Nil	123,601

Pension Benefits	145,799	145,799

Total Compensation	2,074,590	3,499,539

Jeff Tarsi

Salary/Annual Incentive	2,670,116	2,670,116

Benefits	45,183	45,183

Long-Term Incentives

PSUs(2)	Nil	2,124,877

RSUs(2)	Nil	846,497

Stock Options(3)	Nil	168,114

Pension Benefits	332,693	332,693

Total Compensation	3,047,992	6,187,480

Notes:

1	Compensation paid in Canadian dollars has been converted into U.S. dollars at the December 31, 2023 exchange rate of $1.00 = CAD$1.3497.
2

Values for the 2022 and 2023 PSU and RSU grants that have not yet vested are based on Nutrien’s closing share price on the NYSE on December 31, 2023 of $56.33 and assumes target performance. Actual payouts will vary depending upon Nutrien’s share price and the percentage of PSUs and RSUs held by the NEO that vest based on actual performance.

3

Values for stock options are based on stock options that are in-the-money based on Nutrien’s closing share price on the NYSE on December 31, 2023 of $56.33 and in the event of a change in control assumes immediate full vesting of all stock options held by the NEO as at December 31, 2023. Actual payouts will vary depending upon Nutrien’s share price and the number of stock options held by the NEO that vest.

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Key Provisions of Employment Agreements

Severance Period	24 months

Termination without Cause or Resignation for Good Reason – No Change in Control, or Within Two Years of a Change in Control

The senior executive is entitled to a lump sum cash payment equal to:

•  base salary for the severance period;

•  annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•  the cost to Nutrien of benefits for the severance period; and

•  the value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive is also entitled to:

•  DB SERP service credit over the severance period; and

•  vesting and settlement of PSUs, RSUs and stock options, as applicable, according to the terms and conditions of our long-term incentive plans.(1)

Restrictive Covenants	12-month non-competition provision. 24-month non-solicitation provision.

Notes:

1

In October 2019, Ken Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. In order to compensate him for the value of his long-term incentive awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant of PSUs in 2020 valued at $2,353,520, which vest over a three-year performance period based on actual achievement of performance metrics (less the gross amount Mr. Seitz receives from his former employer related to its long-term incentive program) and will vest and be paid at full value without proration in the event of his termination. These amounts are solely in connection with the hiring of Mr. Seitz and will not be included for purposes of calculating any severance payments.

For information about our long-term incentive plans, please see the following:

•	Schedule A – Summary of Nutrien Long-Term Incentive Plans;

•	Schedule B – Summary of Agrium Legacy Long-Term Incentive Plans; and

•	Schedule C – Summary of PotashCorp Legacy Long-Term Incentive Plans.

Double Trigger Change in Control Provisions

We define change in control as follows:

•	the acquisition by a person or entity of 30 percent or more of Nutrien’s common shares;

•

a sale or other disposition of 50 percent or more of the book value of the fixed assets of the Corporation, or the fixed assets of substantially all of an operating segment of the Corporation (but only with respect to the executives responsible for such operating segment);

•

a business combination with another person or entity, unless the total voting power of Nutrien’s common shares before the business combination is at least 50 percent of the total voting power of the surviving person or entity, and the total such voting power among the holders of Nutrien’s common shares after the business combination is in substantially the same proportion as the total voting power among such holders before the business combination;

•	a change of more than 50 percent in the directors on the board as a result of a contested election of directors; or

•	a board resolution indicates that a change in control of the Corporation has occurred or is imminent.

We define good reason as follows:

•	a substantial diminishment of the executive’s authorities, duties, responsibilities or status;

•	a reduction in or failure to increase annual base salary, other than in line with other similarly-situated employees;

•	a substantial reduction in target compensation that is not replaced by alternative compensation, other than in line with other similarly-situated employees;
•	a failure to continue participation in the annual or long-term incentive program in line with other similarly-situated employees, that is not replaced by alternative compensation;

•

a failure to continue participation in the benefit plans, retirement program or post-retirement benefits program in line with other similarly-situated employees, other than the discontinuance of a defined benefit pension plan that is replaced by a defined contribution pension plan effective no earlier than the next compensation cycle;

•	the assignment of any significant, ongoing duties inconsistent with the executive’s skills, duties, position, responsibilities or status;

•	a relocation at the request of the corporation to more than 80 km from the executive’s current job location or office; or

•	a material breach by the corporation of the executive’s employment agreement.

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Section five: General information

Indebtedness of directors, officers and employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between us or any of our subsidiaries and another entity.

Interest of informed persons in material transactions

We are not aware of any material interest, direct or indirect, of any “informed” person of the Corporation (as such term is defined under Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Shareholder proposals

Shareholder proposals to be considered for inclusion in the 2025 management proxy circular must be received by us between December 9, 2024 and February 7, 2025 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 1700, 211-19th Street East, Saskatoon, SK, S7K 5R6, Attention: Corporate Secretary.

Advance notice by-law

The Corporation has adopted a by-law relating to advance notice of nominations of the directors of the Corporation (the Advance Notice By-Law) which establishes a framework for advance notice of nominations of persons for election to the board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual or special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice to the Corporation pursuant to the Advance Notice By-Law must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the notice date. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Shareholder and other stakeholder engagement

We believe that engaging constructively with our shareholders and other stakeholders is important, particularly on matters concerning governance and executive compensation. Our comprehensive program allows us to regularly engage and dialogue with our stakeholders on important issues.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual meeting and posing questions to the board and management. The board believes that including an advisory vote on executive compensation opens additional channels of communication between the board and shareholders. Under our Say on Pay and Shareholder Engagement Policy, shareholders who vote against the advisory resolution are encouraged to contact the board to discuss their specific concerns, which are considered and passed on to either or both of the board chair or the HR&C Committee chair.

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We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing Nutrien’s governance policies and compensation philosophy.

Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders.

Say on Pay and Shareholder Engagement Policy	Our Say on Pay and Shareholder Engagement Policy reinforces our commitment to have meaningful and constructive shareholder engagement and to consider the results of our advisory vote on executive compensation. The policy is available on our website at www.nutrien.com/what-we-do/governance.

Public Disclosure	Each year, we facilitate various channels of communication through the Corporation’s various public disclosures, such as the annual report, management proxy circular, annual information form, financial statements, news releases and regular updates to our webpage.

Global Sustainability Report	Our Global Sustainability Report is meant to communicate our sustainability priorities with shareholders and other stakeholders. The Global Sustainability Report provides annual reporting on Nutrien’s strategy and performance related to relevant sustainability topics.

Earnings Conference Call	Management hosts quarterly earnings conference calls to review financial and operating results, which are accessible to the public.

Investor Day	Nutrien hosts investor days periodically with stakeholders that can include presentations by our senior officers and updates on strategic initiatives. We aim to host an investor day at least once every 24 months. These events and presentations are made available by webcast and the presentations are posted on our website at www.nutrien.com/investors/events.

Investor Meetings and Industry Conferences	Nutrien participates in investor meetings and industry conferences to update stakeholders on our business performance and outlook. In 2023, we participated in a combination of in person and virtual meetings and conferences.

Contact Information	We have a dedicated email address for general inquiries and investor and corporate relations contacts and phone numbers on our website at https://www.nutrien.com/contact-us.

Audit Committee Whistleblower Procedures	Access to the Audit Committee to communicate complaints concerning the Corporation’s accounting, internal accounting controls, or auditing matters is available pursuant to the Audit Committee Whistleblower Procedures which are available on our website at www.nutrien.com/what-we-do/governance.

Contacting the board

You can confidentially contact Nutrien’s board chair or the independent directors as a group, by writing to them at Nutrien’s corporate office. These envelopes will be delivered unopened. Please send the sealed envelope to our registered head office, marked as follows:

Private and Strictly Confidential

Nutrien Ltd.

Suite 1700, 211 – 19th Street East

Saskatoon, SK, Canada, S7K 5R6

Attention: Board Chair

If you want to confidentially contact Nutrien’s chair of the Audit Committee, please send your sealed envelope to the same address, marked as follows:

Private and Strictly Confidential

Attention: Chair of the Audit Committee

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You can also contact Nutrien’s board through our Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

Other Matters

As of March 20, 2024, we know of no amendment, variation or other matter to come before the meeting other than the matters referred to above.

Legal advisories

IFRS Advisory

Unless otherwise stated in this circular or Nutrien’s 2023 Management’s Discussion and Analysis (MD&A) or Annual Information Form, historical financial information relating to Nutrien for 2023 and 2022 presented and discussed in this circular is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Non-GAAP Financial Measures Advisory

Certain financial measures used in this circular, including “adjusted EBITDA”, “adjusted net earnings per share”, “adjusted cash from operations”, “retail cash operating coverage ratio”, “cash selling, general and administrative expenses (excluding Retail)”, “return on invested capital (ROIC)”, “potash controllable cash cost of product manufactured per tonne”, and “retail cash conversion cycle” are non-GAAP financial measures or non-GAAP ratios.

Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their compositions, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company, and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that is in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The board approves (on recommendation from the Audit Committee) our presentation of non-GAAP financial measures and non-GAAP ratios. The Audit Committee oversees our use of non-GAAP financial measures and non-GAAP ratios and reviews any adjustments proposed by management. The HR&C Committee may also be involved in the process to review any proposed adjustments to non-GAAP financial measures or non-GAAP ratios that are used in measuring performance and executive compensation. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise, we generally exclude these items in our calculation.

We also use the non-GAAP financial measure, cash conversion cycle. “Cash conversion cycle” (CCC) represents the number of days it takes for a company to convert the cash invested in inventory back into cash from selling its products or services. We calculate CCC by adding the days sales outstanding (calculated as the average trade receivables divided by sales) and days of inventory on hand (calculated as the average inventory divided by cash cost of goods sold) and deducting the days payable outstanding (calculated as average trade payable and accrued liabilities divided by cash costs of goods sold). Cash cost of goods sold represents cost of goods sold less depreciation and amortization.

Additional information with respect to “adjusted EBITDA”, “adjusted net earnings per share”, “ROIC”, “retail cash operating coverage ratio”, and “potash controllable cash cost of product manufactured per tonne” including, among other things, disclosure of the additional purposes, if any, for which management uses each such non-GAAP financial measure and non-GAAP ratio, the reason for any change in the label or composition of each such non-GAAP financial measure and non-GAAP ratio from what was previously disclosed by Nutrien and a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS measure, is contained under the heading “Appendix A – Non-GAAP Financial Measures” included in the 2023 MD&A, which information is incorporated by reference in this circular. The MD&A is available under our corporate profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

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The following section outlines the additional non-GAAP financial measures and non-GAAP ratios used in this circular, their definitions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures.

Adjusted Cash from Operations

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Adjusted cash from operations is calculated as cash provided by (used in) operating activities before changes in adjusted average non-cash operating working capital. We also adjust this measure for the following other cash income and expenses (net of tax) that are excluded when management evaluates the cash flows of our day-to-day operations including: integration and restructuring related costs, certain realized foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses.

Why we use the measure and why it is useful to investors: This measures our ability to generate cash from our operations excluding the effects of certain non-operating items. We used this as a performance metric for corporate performance for annual incentive.

(millions of US dollars)	Twelve Months Ended December 31, 2023

Cash provided by operating activities	5,066

Changes in non-cash operating working capital:

Receivables	879

Inventories and prepaid expenses and other current assets	1,376

Payables and accrued charges	(1,748)

Cash from operations before working capital changes	4,559

Adjustments (net of related income tax):

Changes in adjusted average non-cash operating working capital	29

Integration and restructuring related costs	40

Realized foreign exchange gain, net of related derivatives	3

Adjusted cash from operations	4,631

Cash Selling, General and Administrative Expenses (excluding Retail)

Most directly comparable IFRS financial measure: Selling expenses and general and administrative expenses.

Definition: Cash selling, general and administrative expenses (excluding Retail) is calculated as selling expenses plus general and administrative expenses less Retail selling, general and administrative expenses and selling, general and administrative depreciation and amortization related to our Potash, Nitrogen, Phosphate and Corporate and Others segments.

Why we use the measure and why it is useful to investors: This represents the overhead costs to support our operations excluding Retail and serves to focus executives on ensuring continued cost control to support the Corporation. We used this as a performance metric for corporate performance for annual incentive calculation purposes.

(millions of US dollars)	Twelve Months Ended December 31, 2023

Selling expenses	3,397

General and administrative expenses	626

Less:

Retail selling expenses	3,375

Retail general and administrative expenses	217

Depreciation and amortization(1)	85

Cash selling, general and administrative expenses (excluding Retail)	346

1	Depreciation and amortization recorded within selling expenses and general and administrative expenses related to the Potash, Nitrogen, Phosphate and Corporate & Others segment.

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Forward-Looking Statements Advisory

Certain statements and other information included in this circular constitute “forward-looking information” or “forward-looking statements” (collectively, forward-looking statements) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this circular, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: the date of the meeting; our expectations respecting performance of our business; our plans and expectations respecting our board and senior leadership structure; our plans and expectations respecting our corporate governance policies and practices, including those in respect of our sustainability strategy and diversity and inclusion initiatives; and our plans and expectations respecting our compensation-related plans and focus for 2024.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. Material assumptions include assumptions about the following: assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange, inflation and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment-grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; our ability to otherwise implement all technology necessary to achieve our greenhouse gas emissions reduction and other sustainability and climate-related initiatives and targets; and the development, availability and performance of technology and technological innovations and associated expected future results.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements. The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include the risks and uncertainties set forth in our Annual Information Form for the year ended December 31, 2023 and in our filings with the SEC and the Canadian provincial securities commissions.

We disclaim any intention or obligation to update or revise any forward-looking statements in this circular as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities laws.

Directors’ approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Kirkpatrick, K.C.

Corporate Secretary

March 20, 2024

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Schedule A - Summary of Nutrien Long-Term Incentive Plans

Nutrien stock option plan

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5—Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements.

The Stock Option Plan was implemented by the board on January 1, 2018 and approved by shareholders at the 2018 annual meeting. The Stock Option Plan is a share-based compensation arrangement providing for the issuance of common shares from treasury of the Corporation for the purposes of the rules of the Toronto Stock Exchange.

Description of Stock Option Plan

Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporate Governance Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive stock options under the Stock Option Plan. Non-executive directors of the Corporation are not eligible to participate.

Number of Securities Issuable and Issued as at December 31, 2023

As at December 31, 2023, there were 494,551,730 outstanding common shares of Nutrien.

As at December 31, 2023:

•  Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 3.99% of the common shares outstanding;

•  Total Stock Options Exercised Since Stock Option Plan Inception – 4,350,407 common shares have been issued under the Stock Option Plan since its inception;

•  Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 2,627,076 common shares are issuable on exercise of stock options that have been granted and remain outstanding under the Stock Option Plan, representing 0.53% of the common shares outstanding; and

•  Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of stock options and that remain available for future stock option grants under the Stock Option Plan is 12,772,517 common shares, representing 2.58% of the common shares outstanding.

Common shares underlying stock options that are not exercised are available for future stock option grants. Common shares underlying stock options that are exercised are not available for future stock option grants and the plan reserve declines by the number of common shares underlying the stock options.

Burn Rates	For information about historical burn rates see page 81.

Insider Participation Limits

No stock options shall be granted to any participant if such grant, together with any other previously-established share-based compensation arrangement of the Corporation, could result in:

•  the number of common shares issuable to insiders at any time pursuant to stock options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; or

•  the issuance to insiders, within a 1-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

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Exercise Price and Fair Market Value

The exercise price of any stock option shall in no circumstances be lower than the fair market value of the common shares on the date on which the stock option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the New York Stock Exchange on the business day immediately preceding such date.

Vesting	Stock options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date.

Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate in Stock Option Plan

Retirement

Stock options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Stock options credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the third calendar month following the termination date.

Termination without Cause or Resignation for Good Reason - No Change in Control Involved	Stock options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the third calendar month following the severance date.

Change in Control

Stock options do not vest on a change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the participant is terminated without cause or resigns for good reason within 2 years following the change in control.

Vested stock options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock options, vested or unvested, automatically terminate and are forfeited.

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Other Elements of Stock Option Plan

Assignability	Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.

Recoupment	Stock options may be subject to recoupment or clawback under the Supplemental Recoupment Policy.

Adjustments	The Stock Option Plan includes adjustment provisions.

Trading Blackout	Where a stock option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the stock option shall expire 10 days after the blackout period is lifted.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any stock options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted stock option without the consent of the participant, except to the extent required by applicable law.

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any stock option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•  amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants;

•  amend the provisions relating to a change in control;

•  amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•  amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•  add any form of financial assistance;

•  amend a financial assistance provision which is more favorable to eligible participants; or

•  make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•  reduce the exercise price or cancel and reissue stock options or other entitlements so as to, in effect, reduce the exercise price;

•  change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date;

•  extend the term of a stock option beyond its original expiry date (except as may be imposed by a trading blackout);

•  increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•  revise the insider participation limits;

•  permit stock options to be transferred or assigned other than in accordance with the existing provisions;

•  include non-executive directors as eligible participants; or

•  amend the amending provisions.

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Nutrien PSU/RSU plan

The PSU/RSU Plan was implemented by the board effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/RSU Plan.

Circumstances Involving Cessation of Entitlement to Participate – PSUs

Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved	PSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•  the successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the date of the change in control; or

•  the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance. In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate – RSUs

Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason – No Change in Control Involved	RSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

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Change in Control

RSUs do not vest on a change in control unless:

•  the successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

•  the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

A5	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Schedule B - Summary of Agrium Legacy long-term incentive plans

Effective as of the closing of the merger, the Corporation assumed the Legacy Long-Term Incentive Plans of Agrium and the outstanding awards issued under the Legacy Long-Term Incentive Plans. The following information relates to the Agrium Legacy Long-Term Incentive Plans.

Agrium Legacy stock option / TSAR plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the Agrium Legacy Stock Option Plan) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2023. Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share.

Description of Agrium Legacy Stock Option Plan

Eligibility

Granted at the discretion of the board.

Eligible participants include:

•  for stock options granted on or before December 31, 2014, any officer or employee;

•  for stock options granted on and after January 1, 2015, executive officers; and

•  for stock options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No stock options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2023

As at December 31, 2023, there were 494,551,730 outstanding common shares of Nutrien. As at December 31, 2023:

•  Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of stock options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 41,590,894 common shares, representing 8.41% of the common shares outstanding;

•  Total Stock Options Exercised Since Plan Inception – a total of 29,225,329 stock options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 5.91% of the common shares outstanding;

•  Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 277,535 common shares, representing in the aggregate 0.06% of the common shares outstanding; and

•  Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option grants is nil.

Common shares underlying stock options that are not exercised or that are terminated on the exercise of TSARs are not available for future stock option grants.

In 2023, no stock options were granted.

Nutrien AGM Circular 2024	B1

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Insider Participation Limits

The maximum number of common shares in respect of which stock options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to insiders within a 1-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to any one insider within a 1-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the stock options.

Vesting	Unless otherwise determined by the board at the time of grant, stock options vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date.

Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of TSARs

Stock options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with stock options was eliminated effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to Transform Stock Options to SARs	Stock options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Mandatory Retirement Before Age 65	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and 4 years following the date of mandatory retirement.

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59 (with 20 years’ service)	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and 4 years following the date of retirement.

B2	Nutrien AGM Circular 2024

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Retirement Age 55 to 59 (without 20 years’ service)	Stock options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and 4 years following the date of retirement.

Resignation without Good Reason	Stock options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Stock options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and 1-year following the severance date.

Change in Control	Stock options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board. However, all stock options granted on or before December 31, 2012 had already vested prior to the merger.

Termination with Cause or any Other Termination, other than upon a Change in Control	Unvested stock options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or After January 1, 2013

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59	Unvested stock options as of the date of retirement are forfeited. Vested options must be exercised by the earlier of the expiry date and five years following the date of retirement.

Resignation without Good Reason	Unvested stock options as of the date of retirement are forfeited. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Unvested stock options continue to vest until the severance date. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the severance date.

Change in Control

Stock options do not vest on change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause	All vested and unvested stock options as of the date of termination are forfeited.

Nutrien AGM Circular 2024	B3

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Other Elements of Agrium Legacy Stock Option Plan

Assignability	Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

Amending Procedure

Subject to the restrictions below, the board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the board can amend the Plan, and the terms of any stock option granted under the Plan, without obtaining shareholder approval, to:

•  amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•  amend the provisions relating to a change in control;

•  amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•  amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•  add any form of financial assistance;

•  amend a financial assistance provision which is more favourable to eligible participants;

•  add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•  add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•  make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•  increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•  change the manner of determining the exercise price so that it is below the market price at grant;

•  include non-executive directors as eligible participants;

•  amend the assignment and transfer provisions; or

•  amend the amending provisions.

Shareholder approval is required to amend stock options granted under the Agrium Legacy Stock Option Plan to:

•  reduce the exercise price or cancel and reissue stock options so as to, in effect, reduce the exercise price;

•  extend the expiry date of the term (except as may be imposed by a trading blackout); and

•  permit stock options to be transferred or assigned other than in accordance with the existing provisions.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options may be subject to recoupment or clawback by the Corporation.

B4	Nutrien AGM Circular 2024

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Adjustments

The number of stock options granted may be adjusted in the event of a corporate reorganization or change in control.

With respect to stock options granted on or before December 31, 2012, the optionee may vote or otherwise participate in change in control transactions on the same basis as if their vested and unvested Options had been exercised.

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit optionees to exercise all of their stock options subject to and conditional upon the completion of such transaction.

Trading Blackout	Where the stock option expires during, or within five trading days after a trading blackout period, then the stock option shall expire 10 days after the blackout period is lifted.

Agrium Legacy stock appreciation rights (SAR) plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the Agrium Legacy SAR Plan), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of stock options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARs are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

Description of Agrium Legacy SAR Plan

Eligibility	Granted at the discretion of the board. Eligible participants are officers and employees.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Term	Unless otherwise determined by the board at the time of grant, SARs expire 10 years from the date the SARs are granted.

Circumstances Involving Cessation of Entitlement to Participate	Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

Nutrien AGM Circular 2024	B5

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Schedule C- Summary of PotashCorp Legacy long-term incentive plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Long-Term Incentive Plans. The following information relates to the Legacy Long-Term Incentive Plans of PotashCorp.

PotashCorp Legacy 2016 long-term incentive plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the PotashCorp Legacy 2016 LTIP) as required under Form 51-102F5—Information Circular and TSX Company Manual Section 613—Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ended December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2023. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy 2016 LTIP

Eligibility

Officers and employees are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third-party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards

The 2016 LTIP provides for awards of stock options and PSUs.

Stock Options:

•  Form of Payment: Stock options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant.

•  Exercise Period / Performance Period: Stock options generally vest in full on the third anniversary of the grant date.

PSUs:

•  Form of Payment: PSUs are settled in treasury common shares, cash or a combination of both.

•  Exercise Period / Performance Period: Determined by the PotashCorp HR&C Committee.

Number of Securities Issuable and Issued as at December 31, 2023

As at December 31, 2023, there were 494,551,730 outstanding common shares of Nutrien. As at December 31, 2023:

•  Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of stock options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 8,400,000 common shares, representing 1.70% of the common shares outstanding;

•  Total Stock Options Exercised and PSUs Settled Since Plan Inception – 1,501,517 stock options have been exercised and 59,137 PSUs have been settled (of which none were settled in cash and 59,137 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.32% of the common shares outstanding;

C1	Nutrien AGM Circular 2024

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•  Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 148,926 common shares, representing 0.03% of the common shares outstanding; and

•  Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option and PSU grants is nil.

Common shares underlying stock options that are not exercised are not available for future stock option grants.

In 2023, no stock options were granted.

Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security based compensation arrangements of the Corporation, could result in:

•  the number of common shares issuable to insiders at any time under the security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding common shares; or

•  the issuance to insiders under the security based compensation arrangements of the Corporation, within any 1-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted stock options, in the aggregate, for more than 300,000 common shares during any calendar year.

Fair Market Value	Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designated by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the stock options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Vesting	Stock options generally vest in full on the third anniversary of the grant date.

Exercise Period, Term and Manner of Exercise

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock options may be exercised:

•  by cash settlement;

•  if permitted by the Corporation, by a broker-assisted “cashless exercise” arrangement; or

•  if permitted by the Corporation, by a “net exercise” arrangement.

Nutrien AGM Circular 2024	C2

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Circumstances Involving Cessation of Entitlement to Participate – Stock Options

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the thirty-sixth month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the thirty-sixth calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the third calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within 2 years following the change in control.

Vested stock options must be exercised during the period ending at the end of the third calendar month following the calendar month of the event.

Termination with Cause	Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Description of PSUs under PotashCorp Legacy 2016 LTIP

Performance Metrics and Performance Period	The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.

Vesting	PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).

Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate – PSUs

Retirement	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause - Not Involving a Change in Control	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•  the surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

•  the PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

C3	Nutrien AGM Circular 2024

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Other Elements of PotashCorp Legacy 2016 LTIP

Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.

Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation. Without limiting the foregoing, the board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

•  “housekeeping” amendments;

•  amendments to the vesting provisions; and

•  amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

•  increase the maximum number of common shares that may be issued;

•  reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price);

•  extend the term of any stock option beyond 10 years (except in the event of a black-out period) or the date a stock option would otherwise expire;

•  amend the PotashCorp Legacy 2016 LTIP to allow a stock option to have a term of greater than 10 years (except in the event of a blackout period);

•  increase or delete the percentage limits on common shares issued or issuable to insiders;

•  increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

•  expand the assignment provisions;

•  permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

•  amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options or PSUs.

Recoupment	Awards may be subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.

Trading Blackout	Where a stock option expires during, or within 10 trading days after a trading blackout period, the expiration date of the stock option will be automatically extended to the tenth trading day after the end of the blackout period.

PotashCorp Legacy performance options plans

This section presents prescribed disclosure concerning PotashCorp’s 2009 Performance Stock Option Plan, the 2010 Performance Stock Option Plan, the 2011 Performance Stock Option Plan, the 2012 Performance Stock Option Plan, the 2013 Performance Stock Option Plan, the 2014 Performance Stock Option Plan, and the 2015 Performance Stock Option Plan (collectively, the PotashCorp Legacy Performance Option Plans) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy Performance Option Plans are share-based compensation arrangements for purposes of the rules of the Toronto Stock Exchange.

Nutrien AGM Circular 2024	C4

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

No further awards may be issued under the PotashCorp Legacy Performance Option Plans. Legacy awards will continue to vest and be exercised and settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2025), following which the PotashCorp Legacy Performance Option Plans will be terminated.

The following information is given as of December 31, 2023. The provisions of each PotashCorp Legacy Performance Option Plan are substantially the same for purposes of this disclosure and accordingly the PotashCorp Legacy Performance Option Plans are treated below as one plan. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy Performance Option Plans

Eligibility	The eligibility requirements in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Number of Securities Issuable and Issued as at December 31, 2023

As at December 31, 2023, there were 494,551,730 issued and outstanding common shares of Nutrien. As at December 31, 2023:

•  Plan Fixed Maximum – the total fixed maximum number of common shares issuable under PotashCorp Legacy Performance Option Plans, including common shares that have been issued upon the exercise of stock options under the PotashCorp Legacy Performance Option Plans, is 6,365,900 common shares, representing 1.29% of the common shares outstanding;

•  Total Stock Options Exercised Since Plan Inception – a total of 828,680 stock options have been exercised under the PotashCorp Legacy Performance Option Plans, representing 0.17% of the common shares outstanding;

•  Number of Common Shares Underlying Outstanding Stock Options under the PotashCorp Legacy Performance Option Plan – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy Performance Option Plan is 228,760 common shares, representing in the aggregate 0.05% of the common shares outstanding; and

•  Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option is nil.

Common shares underlying stock options that are not exercised or that are terminated are not available for future stock option grants.

In 2023, no stock options were granted under any of the PotashCorp Legacy Performance Option Plans.

Insider Participation Limits	The plan limits in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Fair Market Value	The calculation of fair market value under in the PotashCorp Legacy Performance Option Plans is substantially the same as the calculation of fair market value under the PotashCorp Legacy 2016 LTIP described above.

Exercise Price	Each stock option grant specifies the exercise price. In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Performance Metrics and Performance Period	The PotashCorp HR&C Committee determines the performance metrics that apply to each grant of stock options over a 3-year performance period. The formula for determining the number of stock options that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement, is based on cash flow return on investment and weighted average cost of net debt and equity capital.

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Vesting	Stock options generally vest over the 3-year performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of stock options that vest (if any).

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Circumstances Involving Cessation of Entitlement to Participate

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the thirty-sixth month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the thirty-sixth calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the third calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within 2 years following the change in control.

Termination with Cause	Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Other Elements of PotashCorp Legacy Performance Option Plans

Assignability	The assignability provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Amending Procedure	The amending provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options may be subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy Performance Option Plans include adjustment provisions.

Trading Blackout	The provisions relating to trading blackouts in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Nutrien AGM Circular 2024	C6

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Schedule D - Board orientation and continuing education

One or more directors attended the following board orientation or education meetings:

Event/Topic(1)	Presented/Hosted By

January 2023

Nutrien Board Site and Customer Visit to Australia	Nutrien

Economic Outlook	Deloitte

February 2023

Board Oversight of Climate Change	ICD

Davos 2023: Lessons for Directors	Deloitte

Navigating Rising Expectations for Canadian Boards	ICD

Agronomy Workshop	Nutrien

Charting the Future of Canadian Governance (Session 2)	Deloitte

March 2023

Cutting Carbon: Which TSX Companies are Targeting the Biggest GHG Reductions?	BMO

Specialty Crop Agronomy & Regulatory Framework	Nutrien

The Economics of Farming	Nutrien

The 27 Touchpoints of the Sales Call	Nutrien

The Importance of Understanding Weather in Agriculture	Nutrien

Future of Agronomy Workshop Modules: Fertilizer Recommendations	Nutrien

Technology Landscape	Nutrien

Meet the Talent Agronomy Program	Nutrien

Board Oversight of Energy Transition	ICD

April 2023

Impact of Blockchain in Finance Beyond Crypto	Global CFA Institute

Four Seasons of Reconciliation	First Nations University

The View from Moscow	Eurasia Group

Prevent, Detect, Respond: Cyber Considerations for Boards in 2023	KPMG

S&S Committee Site Tour – Redwater Nitrogen Operations and Fort Saskatchewan Nitrogen Operations	Nutrien

May 2023

Nutrien Board Field Day	Nutrien

D1	Nutrien AGM Circular 2024

Overview	Voting Information	Business of the meeting	Board of directors and corporate governance	Executive compensation	General information	Schedules

Event/Topic(1)	Presented/Hosted By

ESG: Beyond Compliance to Strategic Opportunity for Boards	ICD

Fraud Case Study: A Simulated Audit Committee Meeting	Canadian Directors Network

Vancouver Mining Forum	CPAB

Digital Field Day – Langham, Saskatchewan	Nutrien

June 2023

Trends and Insights from the 2023 Proxy Season	Hugessen Consulting

2023 Annual Toronto Conference	ICGN

AI’s Impact on Cyber Threats and Security	G-100

Governance Week	MJC

Shareholder Activism in Canada	Deloitte

S&S Committee Site Tour – Cory Potash Mine	Nutrien

July 2023

Advancing Re(al)conciliation	First Nations University

Tech Savvy Boards: AI / Generative AI	Deloitte

Audit Committee Update Session	Deloitte

September 2022

Generative AI	PWC

October 2023

Radical AI Founders Masterclass: Geoffrey Hinton and Fei Fei Lee	Radical Ventures

Climate Adaptation Strategies and the Board’s Role	ICD

Getting Started on Your Nature Journey: What does the launch of the new TNFD framework mean for businesses?	KPMG

Nutrien Peanut and Cotton Grower Field Visit	Nutrien

Getting Russia Right: A Conversation with Tom Graham	Eurasian Group

Audit Committee Update	Deloitte

November 2023

19th Annual Mining Executive and Director Forum	KPMG

Board Excellence	Board Excellence / World 50

December 2023

Board Excellence	Board Excellence / World 50

Deloitte Director Series for Audit Committees	Deloitte

Notes:

1	Other than events hosted by Nutrien, each event was attended by an individual director or committee members as noted. Events hosted by Nutrien were attended by all directors, unless otherwise noted.

Nutrien AGM Circular 2024	D2

Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll-Free Phone:

1-866-581-0507

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll-Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect:  416-867-2272